SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                               Date: May 20, 2003

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 095 973 9940

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X             Form 40-F   __
                                     ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes   __                  No   X
                                                         -

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On May 15, 2003, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") filed its quarterly report for the fiscal quarter ended March 31, 2003 (the "Quarterly Report") with the Russian
Federal Commission for the Securities Market as required by the Russian Federation's securities legislation.

The requirements for the contents of the Quarterly Report and criteria for the information to be disclosed in the Quarterly Report are established by the laws and regulations of the Russian Federation. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

As a consequence of such differences, the Quarterly Report includes unaudited unconsolidated statutory financial statements of the Company prepared in accordance with Russian accounting standards ("RAS"). RAS differs in significant respects from International Accounting Standards and from generally accepted accounting principles in the United States. Therefore, the results disclosed in the Quarterly Report are prepared on a basis different from the basis used to prepare the Company's audited annual consolidated financial statements included in its Annual Reports on Form 20-F.

Terms used in the Quarterly Report have the meaning given to them by the laws and regulations of the Russian Federation, which meaning may be different from the meaning given to the same terms by the U.S. securities laws and reporting and disclosure requirements including the reporting and disclosure requirements, applicable to the Annual Report on Form 20-F.

Certain statements in the Quarterly Report are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. Those forward-looking statements include, but are not limited to:

     o    the Company's plans to construct and modernize its network;
     o    the  Company's  plans  relating to the  expansion  of the range of its services;
     o    the   Company's   ability   to   repositioning   itself  in  light  of
          liberalization of the telecommunications market;
     o    the  Company's  expectations  as to the increase of its income;  and
     o    other statements regarding matters that are not historical facts.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include:

     o risks relating to changes in political, economic and social conditions in Russia;
     o risks relating to Russian legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the Russian telecommunications industry and currency and exchange controls relating to Russian entities and their official interpretation by regulatory bodies;
     o risks relating to the Company, including demand for and market acceptance of, its services and competitive pressure; and
     o    other risks and uncertainties.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, readers are cautioned not to place undue reliance on any of the forward-looking statements contained herein or otherwise. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements (which speak only as of the date hereof) to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable securities laws.

     For any questions concerning the Quarterly Report, contact Olga Vladimirovna Mokhoreva, Head of the Securities Department of the Company, by phone at +7 (095)973-9940, by facsimile at +7 (095)787-2850 or by email at mokhoreva@hq.rt.ru

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:    May 20, 2003                     By:  /s/Petr Debrianski
                                              -----------------------------
                                              Name: Petr Debrianski
                                              Title:   Deputy Finance Director-

                                  EXHIBIT INDEX



The following exhibit has been disclosed as part of this Form 6-K:


Exhibit Number            Description

         1. English translation of the Quarterly Report filed with the Federal Commission for Securities Market ("FCSM").

                                                                     Exhibit 1


                                                                       APPROVED
                                                             Board of Directors
                                                  Minutes No. 5 of May 12, 2003

                                             Chairman of the Board of Directors
                                             V. N. Yashin         [signed]
                                                            -------------------
                                                                (Signature)


                                                                   (Seal)

                      SECURITIES ISSUER'S QUARTERLY REPORT

                               For Quarter I, 2003

  Open Joint Stock Company Long Distance and International Telecommunications
                                   Rostelecom
                              Issuer Code: 00124-A

                  Location: 5 Delegatskaya Str., Moscow 127091.
           Postal address: 14, 1st Tverskaya-Yamskaya Str., Moscow 125047



Information included in this quarterly report is subject to disclosure in accordance with the Russian Federation's securities legislation.



                         General Director of Open Joint Stock Company Rostelecom
                                           S. I. Kuznetsov        [signed]
                                                            --------------------
                                                                (Signature)

                         Chief Accountant A. A. Lutsky            [signed]
                                                            --------------------
                                                                (Signature)

                                                                March 31, 2003


        (Seal)

   Contact Person: Dmitry V. Bolgov
   Assistant to Finance Director
   Tel.: +7 (095) 973-9979
   Fax: +7 (095) 973-9933
   E-mail: oracb@hq.rt.ru

                          A. Information on the Issuer

9.     Full Company Name of the Issuer
       Open Joint Stock Company Long-distance and International
       Telecommunications Rostelecom

10.    Abbreviated Name
       OJSC "Rostelecom"

11. Information on Changes in the Name and Legal and Organizational Structure of the Issuer

       Joint Stock Company of the Open Type Long-distance and International Telecommunications Rostelecom
       JSCOT Rostelecom
       Established:  September 23, 1993
       Current name established:   July 28, 1998

12. Information on Registration of the Issuer with the State Authorities and on its Licenses

       Date of state registration of the issuer:   September 23, 1993
       Number of the State Registration Certificate (or other document confirming the issuer's state registration): 021.833
       The state authority, which effected the registration: Moscow Registration Chamber

       Licenses:
       No.:  FLTs 000922-2(III)\BT
       Issue date:  December 27, 2000
       Expiry date:   December 27, 2003
       Licensing authority: State Committee of the Russian Federation for Construction and Municipal Housing Complex
       Activities:  production of building structures and materials

       No.:  FLTs 000922-2 (II)\DT
       Issue date:  December 27, 2000
       Expiry date:  December 27, 2003
       Licensing authority: State Committee of the Russian Federation for Construction and Municipal Housing Complex
       Activities:  building and construction activities

       No.:  FLTs 005371-1 (I)
       Issue date:  October 25, 2000
       Expiry date:  October 25, 2003
       Licensing authority: State Committee of the Russian Federation for Construction and Municipal Housing Complex
       Activities:  building and construction activities

       No.:  FLTs 005371-1 (II)
       Issue date:  September 25, 2000
       Expiry date: September 25, 2003
       Licensing authority: State Committee of the Russian Federation for Construction and Municipal Housing Complex
       Activities:  building and construction activities

       No.:  FLTs 005371-1 (III)
       Issue date:  September 25, 2000
       Expiry date:  September 25, 2003
       Licensing authority: State Committee of the Russian Federation for Construction and Municipal Housing Complex
       Activities:  production of building structures and materials

       No.:  8701
       Issue date:  October 17, 1997
       Expiry date:  November 1, 2005
       Licensing authority: State Committee for Communications and Informatization of the Russian Federation
       Activities:  rendering local telecommunications services

       No.:  8777
       Issue date:  October 17, 1997
       Expiry date:  January 1, 2004
       Licensing authority: State Committee for Communications and Informatization of the Russian Federation
       Activities: rendering domestic long-distance and international telecommunications services

       No.:  3136
       Issue date:  August 16, 1996
       Expiry date:  October 1, 2006
       Licensing authority: Ministry of Telecommunications and Informatization of the Russian Federation
       Activities: rendering cellular telecommunications services in the 900 MHz bandwidth

       No.:  3137
       Issue date:  August 16, 1996
       Expiry date:  October 1, 2006
       Licensing authority: Ministry of Telecommunications and Informatization of the Russian Federation
       Activities: rendering cellular telecommunications services in the 900 MHz bandwidth

       No.:  3138
       Issue date:  August 16, 1996
       Expiry date:  October 1, 2006
       Licensing authority: Ministry of Telecommunications and Informatization of the Russian Federation
       Activities:  rendering cellular telecommunications services

       No.:  3226
       Issue date:  May 15, 1997
       Expiry date:  May 15, 2007
       Licensing authority: Ministry of Telecommunications and Informatization of the Russian Federation
       Activities:  rendering of telematic services

       No.:  3227
       Issue date:  May 15, 1997
       Expiry date:  May 15, 2007
       Licensing authority: Ministry of Telecommunications and Informatization of the Russian Federation
       Activities:  rendering of data transmission services

       No.:  10857
       Issue date:  October 9, 1998
       Expiry date:  October 9, 2003
       Licensing authority: State Committee for Communications and Informatization of the Russian Federation
       Activities:  rendering of telegraph communications services

       No.:  13378
       Issue date:  November 30, 1999
       Expiry date:  November 30, 2004
       Licensing authority: State Committee for Communications and Informatization of the Russian Federation
       Activities: rendering television and radio broadcasting services and transmission of additional data

       No.:  FLTs 000922-2(I)
       Issue date:  April 28, 2000
       Expiry date:  April 28, 2003
       Licensing authority: State Committee of the Russian Federation for Construction and Municipal Housing Complex
       Activities:  structural engineering activities

13.    Taxpayer Identification Number

       7707049388

14.    Industry of the Issuer

       OKONKh Codes:

       52300

15.    Issuer's Location, Postal Address and Contact Telephone Numbers

       Location:  5 Delegatskaya Str., Moscow 127091.
       Postal address:  14, 1st Tverskaya-Yamskaya Str., Moscow 125047
       Oel.:  (095) 787-2849  Fax:  (095) 787-2850
       Email:  rostelecom @ nmc.rospac.ru

16.    Information on the Issuer's Auditor

       Name:  Closed Joint Stock Company Ernst & Young Vneshaudit
       Location:  20/12 Podsosensky per., Moscow, 103062
       Tax payer identification number:  7717025097
       Postal address:  20/12 Podsosensky per., Moscow, 103062
       Tel:  (095) 705-9292  Fax:  (095)705-9293
       Email:  moscow@ru.eyi.com

       Information on auditor's license:
       License No.: A003246
       Issue date:  January 17, 2003
       Expiry date: January 17, 2008
       Licensing authority:  Ministry of Finance of the Russian Federation

17.    Information on Organizations Registering Rights to Issuer's Securities

       Registrar:
       Name:  Closed Joint Stock Company Registrator-Svyaz
       Location:  15A, Bolshaya Olenya Str., Moscow, 107014
       Postal address: 15A, Kalanchevskaya Str., Moscow, 107078
       Tel:  (095) 933-4221   Fax:  (095) 933-4221
       Email: regsw@asvt.ru

       License:
       License No.: 10-000-1-00258
       Issue date:  October 1, 2002
       Expiry date:  not  defined
       Licensing authority: Federal Commission for the Securities Market of the Russian Federation (FCSM)

       Date on which the above registrar started maintaining the register of the issuer's registered securities: May 5, 1997

       Centralized keeping of issuer's Securities was not performed in the reporting quarter.

18.    The Issuer's Depositary

       None


19.    The Issuer's Participants

   Total number of shareholders (participants):  21,714

   Shareholders (participants) having in their ownership at least 5 % of the issuer's charter capital:

   19.1  Name:  Open Joint Stock Company Svyazinvest
         Location:  55, Bldg. 2, Plyuschikha Str., 119121, Moscow
         Postal address:  55, Bldg. 2, Plyuschikha Str., 119121, Moscow
         Share in the issuer's charter capital:  38 %
         Shareholders (participants) having in their ownership at least 25 % of the charter capital of the issuer's shareholder (participant):

         19.1.1   Name:  Ministry of Property Relations of the Russian
                  Federation
                  Location:  9, Nikolskiy Per., 103685, Moscow
                  Postal address:  9, Nikolskiy Per., 103685, Moscow
                  Share in the charter capital of the issuer's shareholder (participant): 50 % + 1

         19.1.2   Name:  MUSTCOM LIMITED
                  Location: 3 Themistoklis Dervis street Julyia House CY-1066 Nicosia Cyprus
                  Postal address: 22/13, Voznesensky Per., 103009, Moscow Share in the charter capital of the issuer's shareholder (participant): 25 % + 1

   19.2  Name: Closed Joint Stock Company ING Bank (Eurasia) ZAO
         Location:  31, Krasnaya Presnya Str., 123022, Moscow
         Postal address:  31, Krasnaya Presnya Str., 123022, Moscow
         Share in the issuer's charter capital: 23.42 % (nominee holder) Shareholders (participants) having in their ownership at least 25 % of the charter capital of the issuer's shareholder (participant): None

   19.3  Name:  National Depositary Center, a non-commercial partnership
         Location:  1/13, Sredniy Kislovskiy Per., 103009, Moscow
         Postal address:  1/13, Sredniy Kislovskiy Per., 103009, Moscow
         Share in the issuer's charter capital: 11.54 % (nominee holder) Shareholders (participants) having in their ownership at least 25 % of the charter capital of the issuer's shareholder (participant): None

20.    Management Structure of the Issuer

       Management bodies of the issuer are: General Shareholders Meeting, Board of Directors, General Director and Management Board

       Competence of the issuer's general shareholders (participants) meeting under the issuer's charter (foundation documents):

       14.2.1. introduction of amendments and additions to this Charter with the exception of cases stipulated in Clause 4.3. hereof, or approval of a restated version of the Charter of the Company, which is adopted by not less than three quarters of the votes of shareholders holding voting shares of the Company and participating in the meeting, with the exception of cases stipulated in Clause 31.3. hereof;

       14.2.2. the Company's reorganization, the decision on which shall be adopted by not less than three quarters of the voting shares of the Company participating in the meeting;

       14.2.3. the Company's liquidation, appointment of the Liquidation Commission, approval of the interim and final liquidation balance sheets, the decisions on which shall be adopted by shareholders holding voting shares not less than three quarters of the Company's voting shares participating in the meeting;

       14.2.4. election of members to the Board of Directors, the decision on which is adopted by cumulative voting. Premature termination of powers of the members of the Board of Directors, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

       14.2.5. determination of amount, nominal value, category (class) of authorized shares, the decision on which shall be adopted by not less than three quarters of the shareholders holding voting shares of the Company participating in the meeting;

       14.2.6. decrease of the Charter Capital of the Company, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

       14.2.7. election of members to the Audit Commission and premature termination of their powers, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

       14.2.8. approval of the external auditor of the Company, the decision on which shall be adopted by a simple majority of the voting shares of the Company participating in the meeting;

       14.2.9. approval of the annual reports of the Company; annual accounting statements, including the profit and loss statements of the Company; distribution of profit, including the payment (declaration) of dividends, approval of the amount, form and term of dividends payable in each category and class of shares, approval of losses upon the results of a financial year, the decisions on which shall be adopted by a simple majority of the Shareholders holding voting shares of the Company participating in the meeting;

       14.2.10. approval of the Regulations on the Board of Directors, Regulations on the Audit Commission,
       Regulations on the General Director, Regulations on the General Shareholders Meeting, as well as of amendments and additions to such Regulations, the decisions on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

       14.2.11. determination of the procedure for holding a General Shareholders' Meeting drawn up in the form of the Regulations on the General Shareholders Meeting, introduction of amendments and additions to such Regulations, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

       14.2.12. increase of the charter capital of the Company through increase of the nominal value of shares, the decision on which shall be adopted by a simple majority of shareholders;

       14.2.13 increase of the charter capital of the Company through placement of additional shares by way of public subscription in the event the number of additionally placed shares exceeds twenty-five (25) percent of the ordinary shares previously placed by the Company; such
       decision shall be adopted by at least   three-quarters   of  votes  of
       the  shareholders   holding  the  Company's  voting  shares  and
       participating in the meeting;

       14.2.14 increase of the charter capital of the Company through placement of additional Company shares by way of closed subscription; such decision shall be adopted by at least three-quarters of votes of the shareholders holding the Company's voting shares and participating in the meeting;

       14.2.15 placement by the Company of bonds convertible into shares and of other securities convertible into shares in the event such bonds (other securities) are placed by way of closed subscription or public subscription provided that, in the event of public subscription, bonds convertible into Company shares (other issue securities) may be converted into ordinary shares of the Company totaling more than twenty-five (25) percent of the previously placed ordinary shares; such decision shall be approved by at least three-quarters of votes of the shareholders holding the Company's voting shares and participating in the meeting;

       14.2.16. splitting and consolidation of the Company's shares, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

       14.2.17. approval of transactions in cases and through the procedures stipulated in Clause 32 of this Charter;

       14.2.18. approval of major transactions in cases and through the procedure stipulated in Clause 31 of this Charter;

       14.2.19. decision on the payment (declaration) of annual dividends, approval of the amount, form and term of payment of the dividends payable for each category and class of shares, which is adopted upon the distribution of the Company's profit and loss, upon results of the financial year;

       14.2.20. decision on the acquisition by the Company of its placed shares in cases stipulated by this Charter and the Law of the Russian Federation "On Joint Stock Companies", which shall be adopted by not less than three quarters of the shareholders holding voting shares of the Company participating in the meeting;

       14.2.21. decision on participation in holding companies, financial and industrial groups, associations and other affiliations of commercial organizations, which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

       14.2.22. decision on matters on which members of the Board of Directors have failed to vote unanimously, as required by this Charter or the federal laws of the Russian Federation, in order to adopt such decision;

       14.2.23. reimbursement, at the Company's expense, of expenses in connection with the preparation and holding of an extraordinary General Shareholders' Meeting in the event that, in violation of the requirements of the applicable laws of the Russian Federation, the Board of Directors has failed to adopt the decision on convening the extraordinary General Shareholders' Meeting and such meeting has been convened by third persons, the decision on which is to be adopted by a simple majority of the Shareholders holding voting shares of the Company participating in the meeting;

       14.2.24. formation of the Counting Commission of the General Shareholders' Meeting, if the number of shareholders of the Company is less than 500, the decision on which is to be adopted by a majority of the shareholders holding voting shares of the Company participating in the meeting;

       14.2.25. decisions on other matters referenced by this Charter, to the competence of a General
       Shareholders' Meeting.

       14.3. The General Shareholders' Meeting shall be entitled to adopt decisions on the matters stipulated in Clauses 14.2.2, 14.2.10, 14.2.12, 14.2.13, 14.2.14, 14.2.15, 14.2.16, 14.2.17, 14.2.18, 14.2.19,
       14.2.20, 14.2.21, 14.2.22 and 14.2.23, if proposed by the Board of
       Directors only.

       14.4. The General Shareholders' Meeting shall also be competent to decide on other issues which are regarded by the applicable laws of the Russian Federation, as within the competence of a General Shareholders' Meeting.

       The powers of the issuer's Board of Directors (Supervisory Council) in accordance with the charter (foundation documents):

       23.2 The competence of the Board of Directors of the Company shall include decision-making on matters of the overall management of the Company's operations, except in matters cited hereunder, which are relegated to the competence of the General Shareholders' Meeting.

       23.3 The following issues shall be within the competence of the Board of
       Directors:

       23.3.1 determination of the priority aspects of the Company's activities, including the approval of the Company's budgets, business plans and development strategies and programs;

       23.3.2 convening of the annual and extraordinary General Shareholders' Meetings of the Company, except in instances provided for under Section
       55.8 of the Law of the Russian  Federation  "On Joint Stock Companies";

       23.3.3 approval of the agenda of the General Shareholders' Meeting;

       23.3.4 determination of the date for the preparation of the list of persons entitled to take part in the General Shareholders' Meeting and other issues relegated to the competence of the Board of Directors of the Company pursuant to the law of the Russian Federation and this Charter, and related to the preparation and conduct of the General Shareholders' Meeting;

       23.3.5 submission of the matters provided for under Clause 14.3 hereof to the General Shareholders' Meeting for decision;

       23.3.6 increase of the Company's charter capital by having the Company place additional shares, within the limits of the number and categories of authorized shares, as determined hereunder;

       23.3.7 determination of the market value of property under applicable law of the Russian Federation and this Charter;

       23.3.8 decision-making pertaining to the acquisition of shares placed by the Company, namely bonds and other securities;

       23.3.9 determination of the numerical membership of the Management Board of the Company and appointment and early termination of the powers of its members, as proposed by the General Director;

       23.3.10 recommendations pertaining to the amount of the remuneration and compensation payable to the members of the Audit Commission and determination of the amount to be paid for the services of the external auditor;

       23.3.11 recommendations pertaining to the amount of dividends on the shares of each category and class and procedure for their payment;

       23.3.12 decision-making pertaining to the use of the reserves and other funds of the Company;

       23.3.13 approval of the Company's internal documents governing the matters within the competence of the Board of Directors of the Company, in accordance with the laws of the Russian Federation, this Charter and the Regulations of the Board of Directors, except the documents for which approval is relegated to the competence of the General Shareholders' Meeting and the executive bodies of the Company;

       23.3.14 establishment and liquidation of branches; establishment and closing of the Company's representative offices, approval of the Model Regulations on the Company Branch (Representative Office) and approval of regulations on branches (representative offices) approved by the General Director and of amendments and additions thereto;

       23.3.15 decision-making pertaining to the Company's participation (accession as a member, termination of participation or change of participatory interest) in other organizations, including by the sale or purchase of shares or interest in other organizations, except for the instances provided under Clause 14.2.21 of this Charter;

       23.3.16 decision-making pertaining to the approval of major transactions in the instance provided for under Article 31 hereof;

       23.3.17 decision-making pertaining to the approval of the transactions in the instance provided for under Article 32 hereof;

       23.3.18 appointment and early dismissal of the General Director of the Company;

       23.3.19 determination of the composition, scope and procedure for the protection of information constituting a commercial secret;

       23.3.20 approval of decisions to issue securities, prospectuses and reports on the results of the issuance of securities; amendments and additions thereto;

       23.3.21 approval of the registrar and the terms of the agreement on maintaining the Company's shareholder register; decision-making on the termination of such an agreement with the registrar;

       23.3.22 decision-making pertaining to the reimbursement to the Company officers, including members of the Board of Directors, for losses incurred by such officers in connection with the performance of their official duties and/or the exercise of the powers of the Company as its representative as a result of claims, complaints, demands or amounts of liability against them from any third parties, including the government and municipal agencies;

       23.3.23 decision-making pertaining to the making of insurance agreements to cover the liability of Company's officers, including members of the Board of Directors, for losses inflicted on third parties by the Company's officers in the performance of their official duties and/or exercise of the powers of the Company's representatives;

       23.3.24 consideration of the opinions of the Audit Commission and the external auditor of the Company;

       23.3.25 approval of the terms of the agreements made with the General Director and members of the Management Board;

       23.3.26 consideration of matters related to the remuneration of the General Director for performance results pursuant to the terms of the agreement with the General Director of the Company;

       23.3.27 termination of the agreement with the General Director in the event of early termination of his/her powers;

       23.3.28 decision-making pertaining to the placement by the Company of bonds, and other issued securities where, under the terms of the placement of such shares and other issued securities, they are not convertible into Company shares;

       23.3.29 decision-making pertaining to the placement, by the Company, of bonds convertible into shares and of other issued securities convertible into shares where such bonds (other issue securities) are placed by way of public subscription and may be converted into the Company's ordinary shares, amounting to 25 or less percent of the Company's previously placed ordinary shares;

       23.3.30 decision-making pertaining to the introduction of amendments and additions hereto related to the establishment and liquidation of branches, to the establishment and closing of representative offices of the Company and to the results of the placement of the Company's shares in the instances provided for under this Charter;

       23.3.31 election (re-election) of the Chairman and Vice-Chairman of the Board of Directors;

       23.3.32 appointment of the Secretary of the Board of Directors and determination of the amount of his/her remuneration;

       23.3.33 increase of the charter capital of the Company by way of the Company's placement of additional shares by public subscription, within the limits of the number of authorized shares, if the number of additionally placed shares is twenty-five (25) or less percent of the ordinary shares previously placed by the Company;

       23.2.34 determining the procedure for interacting with the organizations in which the Company participates, including the passing of decisions on agenda items of the general meetings of participants of the subsidiaries (the highest governing bodies of organizations having other legal or organizational forms), in which the Company is the sole participant; and

       23.3.35 other matters relegated to the competence of the Board of Directors under this Charter and the law of the Russian Federation "On Joint Stock Companies".

       Competence of the issuer's sole and collegial executive body in accordance with the charter (foundation documents):

       27.4 The General Director acts, without a power of attorney, on behalf of the Company for the following:

-        representing the Company in the Russian Federation and abroad;

- presiding at the General Shareholders' Meeting, in accordance with the Regulations on the General Shareholders Meeting;

- arranging for execution of the resolutions of the General Shareholders' Meeting and the Board of Directors;

- supervising the Directorate General of the Company, approving the Regulations on the Directorate General (an apparatus of corporate management of the Company) and determining the structure and numerical composition of the Directorate General of the Company and the amounts, procedures and forms of remuneration;

- exercising overall supervision of the operation of the Company's branches and approving Regulations on branches and amendments and additions thereto subject to approval by the Board of Directors of the Company in accordance with the Model Regulations on the Branch (Representative Office) of the Company as approved by the Board of Directors of the Company;

- appointing and dismissing the directors of branches, and entering into and terminating employment agreements with them;

- approving and endorsing the Company's internal regulations except those to be approved, in accordance with Clauses 14.2.11 and 23.3.13 hereof, by the General Shareholders' Meeting and the Board of Directors;

- issuing orders, directives and instructions that are binding on all the Company's employees;

- approving, under an order, the List of Branch Employees to be appointed (dismissed) directly by the General Director under an employment agreement (contract);

- performing any transactions on behalf of the Company within the limits determined under the Federal Law of the Russian Federation "On Joint Stock Companies" and this Charter;

-        the right to affix the first signature to financial documents;

-        issuing powers of attorney on behalf of the Company;

-        opening bank accounts for the Company;

- organizing and arranging for the compilation of a list of information that can be designated "commercial secrets"; issuing orders and instructions on compliance with the requirements to protect such commercial secrets.

       27.5 The Management Board, the Company's collective executive body, is guided in its operation by this Charter and the Regulations on the Management Board, which are approved at the General Shareholders' Meeting.

       27.6 The number and personal membership of the Management Board of the Company is to be determined by a decision of the Board of Directors, as nominated by the General Director, in accordance with this Charter.

       27.7 The following management matters of the Company's current operations fall within the competence of the Management Board of the Company:

(1) determination of the Company's technical, financial, economic and tariff policy;

(2) preparation of proposals on the main aspects of the Company's operation, including draft budgets, business plans, development strategies and programs of the Company;

(3)           arrangements to monitor the Company's business operations;

(4)           determination of the Company's personnel and social policy;

(5) preparation of materials and draft resolutions on matters to be considered by the General Shareholders' Meeting and the Board of Directors, including preparation of proposals on the performance of transactions to be approved by the General Shareholders' Meeting and the Board of Directors of the Company on the Company's participation in other organizations, etc.;

(6) organizational and technical support for the operations of the Company's bodies;

(7) approval of internal regulations governing matters within the competence of the Management Board of the Company except internal regulations which should be approved by the General Shareholders' Meeting, the Board of Directors and the Management Board of the Company;

(8) analysis of performance results of the Company's structural subdivisions, branches and other separate subdivisions and issuance of binding instructions to improve their performance;

(9) discussion of organizational matters related to the Company's branches and representative offices and of other matters, in accordance with the Regulations on the Management Board.

              The Management Board of the Company may also decide other matters pertaining to the management of the Company's current operations, based on instructions from the Board of Directors, or as proposed by the General Director of the Company, except decisions pertaining to matters relegated to the competence of the General Shareholders' Meeting or the Board of Directors of the Company.


21. Members of Issuer's Board of Directors (Supervisory Council) of the Issuer

       The Board of Directors

       Chairman:  Valery Nikolaevich Yashin

       Members of the Board of Directors:

       Vadim Evgenievich Belov
       Year of birth:  1958

       Positions held during the last 5 years:

       Period:  1997 - 1998
       Organization: Joint Stock Commercial Bank "Mezhdunarodnaya Finansovaya Kompaniya" ("International Financial Company")
       Scope of activities:  banking
       Title:  Deputy Chairman of the Management Board

       Period:  1998 - 1999
       Organization: Moscow representative office of SPK Capital Limited Scope of activities: finance
       Title:  managing director

       Period:  1999 - present time
       Organization:  Open Joint Stock Company Svyazinvest
       Scope of activities:  communications
       Title:  Deputy General Director, Member of the Management Board

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Nikolai Pavlovich Emelianov
       Year of birth:  1948

       Positions held during the last 5 years:

       Period:  1995 - present time
       Organization:  Open Joint Stock Company Novgorodtelecom
       Scope of activities:  communications
       Title:  General Director

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Sergei Ivanovich Kuznetsov
       Year of birth:  1953

       Positions held during the last 5 years:

       Period:  1995 - 1998
       Organization:  Open Joint Stock Company Telecominvest
       Scope of activities:  communications
       Title:  General Director

       Period:  1998 - 2001
       Organization:  Open Joint Stock Company Peter Star
       Scope of activities:  communications
       Title:  General Director

       Period:  2001 - present time
       Organization:  Open Joint Stock Company Rostelecom
       Scope of activities:  communications
       Title:  General Director

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Alexander Vladimirovich Lopatin
       Year of birth:  1964

       Positions held during the last 5 years:

       Period:  1995 - 1999
       Organization:  RAO UES Russia
       Scope of activities:  energy
       Title: Deputy Director for Asset Management, Director for Asset Management - Deputy Chief of Finance Department, Director of Treasury

       Period:  1999 - 2000
       Organization:  Open Joint Stock Company Svyazinvest
       Scope of activities:  communications
       Title:  First Deputy General Director

       Period:  2000 - present time
       Organization:  Open Joint Stock Company Svyazinvest
       Scope of activities:  communications
       Title:  Deputy General Director, Member of the Management Board

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Anton Igorevich Osipchuk
       Year of birth:  1967

       Positions held during the last 5 years:

       Period:  1997 - 2000
       Organization:  Open Joint Stock Company Telecominvest
       Scope of activities:  communications
       Title:  Deputy General Director of Economics and Finance

       Period:  2000 - 2002
       Organization:  Open Joint Stock Company Svyazinvest
       Scope of activities:  communications
       Title:  First Deputy General Director, member of the Management Board

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Stanislav Nikolaevich Panchenko
       Year of birth:  1945

       Positions held during the last 5 years:

       Period:  1996 - present time
       Organization:  Open Joint Stock Company Svyazinvest
       Scope of activities:  communications
       Title:  Deputy General Director, member of the Management Board

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Viktor Abramovich Polishuk
       Year of birth:  1938

       Positions held during the last 5 years:

       Period:  1995 - present time
       Organization:  Open Joint Stock Company Rossiyskaya
       Telekommunikatsionnaya Set ("Russian Telecommunications Network") Scope of activities: communications
       Title:  President

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Irina Mikhailovna Ragozina
       Year of birth:  1950

       Positions held during the last 5 years:

       Period:  1997 - 1999
       Organization:  Open Joint Stock Company Svyazinvest
       Scope of activities:  communications
       Title:  Head of Service for Share Blocks Management

       Period:  1999 - present time
       Organization:  Open Joint Stock Company Svyazinvest
       Scope of activities:  communications
       Title:  Director of Corporate Governance Department

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Mikhail Viktorovich Slipenchuk
       Year of birth:  1965

       Positions held during the last 5 years:

       Period:  1997 - 1998
       Organization:  Commercial Bank Metropol
       Scope of activities:  finance
       Title: Head of Securities Department, Chairman of the Management Board on Equity Market

       Period:  1998 - present time
       Organization: Limited Liability Company Investment Financial Company Metropol
       Scope of activities:  finance
       Title:  General Director

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Grigory Moiseevich Finger
       Year of birth:  1966

       Positions held during the last 5 years:

       Period:  1995 - present time
       Organization:  Lindsell Enterprises Limited
       Scope of activities:  finance
       Title:  Authorized Representative

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Valeriy Nikolaevich Yashin
       Year of birth:  1941

       Positions held during the last 5 years:

       Period:  1995 - 1999
       Organization: Open Joint Stock Company "Peterburgskaya Telefonnaya Set" ("Petersburg Telephone Network")
       Scope of activities:  communications
       Title:  General Director

       Period:  1999 - present time
       Organization:  Open Joint Stock Company Svyazinvest
       Scope of activities:  communications
       Title:  General Director

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential


22. Sole and Collegial Management Bodies of the Issuer and Executive Officers of the Management Organization of the Issuer

       Sole executive body and members of the collective executive body of the issuer:

       Sergei Ivanovich Kuznetsov
       Year of birth:  1953

       Positions held during the last 5 years:

       Period:  1995 - 1998
       Organization:  Closed Joint Stock Company Telecominvest
       Scope of activities:  communications
       Title:  General Director

       Period:  1998 - 2001
       Organization:   Closed Joint Stock Company Peter Star
       Scope of activities:  communications
       Title:  General Director

       Period:  2001 - present time
       Organization:  Open Joint Stock Company Rostelecom
       Scope of activities:  communications
       Title:  General Director

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Vladimir Ivanovich Androsik
       Year of birth:  1975

       Positions held during the last 5 years:

       Period:  1997 - 2001
       Organization:    Closed Joint Stock Company Peter Star
       Scope of activities:  communications
       Title: Junior Specialist, Specialist, Senior Specialist, Finance Manager, Deputy Finance Director for Management Accounting

       Period:  2001 - 2001
       Organization:  Open Joint Stock Company Rostelecom
       Scope of activities:  communications
       Title:  Advisor to General Director for Economy and Finance

       Period:  2001 - present time
       Organization:  Open Joint Stock Company Rostelecom
       Scope of activities:  communications
       Title:  Deputy General Director - Finance Director

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Dmitry Evgenievich Erokhin
       Year of birth:  1950

       Positions held during the last 5 years:

       Period:  1997 - 2001
       Organization:  Open Joint Stock Company Rostelecom
       Scope of activities:  communications
       Title:  Deputy General Director - Director of TTsMS-9 Branch

       Period:  2001 - present time
       Organization:  Open Joint Stock Company Rostelecom
       Scope of activities:  communications
       Title:  First Deputy General Director

       Share in the issuer's charter capital:  0.0004%
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Igor Viktorovich Zabolotny
       Year of birth:  1967

       Positions held during the last 5 years:

       Period:  1997 - 1998
       Organization:  Open Joint Stock Company Rostelecom
       Scope of activities:  communications
       Title: Executive Director - Chief of Local Long-Distance and International Telephone Services and Tariffs Operations and Planning Department

       Period:  1998 - 1999
       Organization:  Open Joint Stock Company Rostelecom
       Scope of activities:  communications
       Title: Executive Director - Chief of General Operations of Telecommunications Services Department

       Period:  1999 - present time
       Organization:  Open Joint Stock Company Svyazinvest
       Scope of activities:  communications
       Title: Executive Director - Director of Marketing and Service Sales Department

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Vadim Yurievich Izotov
       Year of birth:  1968

       Positions held during the last 5 years:


       Period:  1995 - 2001
       Organization: Closed Joint Stock Company Severo-Zapadny GSM Scope of activities: communications
       Title: System Programmer, Senior Engineer, Head of Group, Deputy Director - Chief of Information Technology Department Group

       Period:  2001 - 2001
       Organization:  Open Joint Stock Company Rostelecom
       Scope of activities:  communications
       Title:  advisor to General Director on informational technologies

       Period:  2001 - present time
       Organization:  Open Joint Stock Company Rostelecom
       Scope of activities:  communications
       Title:  Deputy General Director - Director for Informational Technologies

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Alexander Vladimirovich Lopatin
       Year of birth:  1964

       Positions held during the last 5 years:

       Period:  1995 - 1999
       Organization:  RAO UES Russia
       Scope of activities:  energy
       Title: Deputy Director for Asset Management, Director for Asset Management - Deputy Finance Director, Director of Treasury

       Period:  1999 - 2000
       Organization:  Open Joint Stock Company Svyazinvest
       Scope of activities:  communications
       Title:  First Deputy General Director

       Period:  2000 - present time
       Organization:  Open Joint Stock Company Svyazinvest
       Scope of activities:  communications
       Title:  Deputy General Director, Member of the Management Board

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Alexander Alexandrovich Lutsky
       Year of birth:  1972

       Positions held during the last 5 years:

       Period:  1997 - 2000
       Organization: Closed Joint Stock Company Sankt-Peterburgskie Taksofony Scope of activities: communications
       Title:  Finance Director

       Period:  2000 - 2001
       Organization: Closed Joint Stock Company Petersburg Transit Telecom Scope of activities: communications
       Title:  Finance Director

       Period:  2001 - present time
       Organization:  Open Joint Stock Company Rostelecom
       Scope of activities:  communications
       Title:  Chief Accountant

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Vladimir Konstantinovich Mironov
       Year of birth:  1956

       Positions held during the last 5 years:

       Period:  1997 - 2000
       Organization:  Armed Forces of the Russian Federation
       Scope of activities:  military
       Title:  Military Servant

       Period:  2001 - 2002
       Organization:  Closed Joint Stock Company Peter Star
       Scope of activities:  communications
       Title: Regime and Security Department Director, Security Department Director

       Period:  2002 - present time
       Organization:  Open Joint Stock Company Rostelecom
       Scope of activities:  communications
       Title:  Deputy General Director for Human Resources and Security

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Alexander Viktorovich Mikhalev
       Year of birth:  1958

       Positions held during the last 5 years:

       Period:  1997 - 1999
       Organization:  Closed Joint Stock Company Delta Telecom
       Scope of activities:  communications
       Title:  Senior Construction Manager, Senior Network Maintenance Manager

       Period:  1999 - 2001
       Organization:  Closed Joint Stock Company Peter Star
       Scope of activities:  communications
       Title:  Deputy Director for General Matters

       Period:  2001 - 2002
       Organization: Closed Joint Stock Company Petersburg Transit Telecom Scope of activities: communications
       Title: Acting Director of Administrative Department, Administrative Department Director

       Period:  2002 - 2003
       Organization:  Open Joint Stock Company Rostelecom
       Scope of activities:  communications
       Title: Counsel to General Director, Deputy General Director - Administrative Director

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Marina Dmitrievna Oleshek
       Year of birth:  1961

       Positions held during the last 5 years:

       Period:  1997 - 1998
       Organization:  Erport Management Company Limited
       Scope of activities:  information and human resources service
       Title:  Human Resources Director


       Period:  1998 - 1999
       Organization:   Vacant
       Scope of activities:  information and human resources service

       Title:  General Director

       Period:  1999 - 2001
       Organization:  Open Joint Stock Company Vympelcom
       Scope of activities:  communications
       Title:  Personnel Director

       Period:  2001 - present time
       Organization:  Open Joint Stock Company Rostelecom
       Scope of activities:  communications
       Title: Deputy General Director of Rostelecom-Director for Structure Development and Personnel Administration

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Vladimir Vladimirovich Terekhov
       Year of birth:  1958

       Positions held during the last 5 years:

       Period:  1997 - 2001
       Organization:  Closed Joint Stock Company Peter Star
       Scope of activities:  communications
       Title: Engineer of radio relay stations, Manager, Senior Manager, Deputy Technical Director on Development and Engineering

       Period:  2001 - 2002
       Organization: Closed Joint Stock Company Petersburg Transit Telecom Scope of activities: communications
       Title: Deputy General Director for Technical Development, Deputy General Director - Technical Director

       Period:  2002 - present time
       Organization:  Open Joint Stock Company Rostelecom
       Scope of activities:  communications
       Title:  Deputy General Director and Technical Director

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Person performing the functions of the sole executive body of the issuer:
       Sergei Ivanovich Kuznetsov


23. Remuneration Paid to the Board of Directors (Supervisory Council) Members and Other Executive Officers of the Issuer

       Total remuneration paid to all persons listed in items 21 and 22 in reporting period:
       Salary (rub. 4,630,285
       Bonuses (rub.):  1,116,264
       Commission (rub.):  0
       Other benefits in kind (rub.):  0
       Total (rub.): 5,746,549

       See also items 21 and 22


24.    Information on Legal Entities with Issuer's Participation

       Legal entities in which the issuer owns not less than 5 percent of the charter capital

       Name:  Closed Joint Stock Company Westelcom
       Location:  26, Suschevsky Val Str,. 127018, Moscow
       Postal address:  26, Suschevsky Val Str,. 127018, Moscow
       Issuer's share in the charter capital of the legal entity:  100 %

       Name:  Subsidiary Rest House Malakhit
       Location: 15, Scherbakova Str., 334200, Yalta, Autonomous Republic of Crimea, Ukraine
       Postal address: 15, Scherbakova Str., 334200, Yalta, Autonomous Republic of Crimea, Ukraine
       Issuer's share in the charter capital of the legal entity:  100 %

       Name:  Limited Liability Company INFORMTECH
       Location: 7, Sohanya Str., 334200, Yalta, Autonomous Republic of Crimea, Ukraine
       Postal address: 7, Sohanya Str., 334200, Yalta, Autonomous Republic of Crimea, Ukraine
       Issuer's share in the charter capital of the legal entity:  99.9 %

       Name:  Closed Joint Stock Company RTC-Center
       Location:  5, Delegatskaya Str., 127091, Moscow
       Postal address:  15a, Kalanchevskaya Str., 107078, Moscow
       Issuer's share in the charter capital of the legal entity:  99.001 %

       Name:  Closed Joint Stock Company ROSPAK
       Location:  2a, Bryusov Per., 103009, Moscow
       Postal address:  2a, Bryusov Per., 103009, Moscow
       Issuer's share in the charter capital of the legal entity:  90.8 %

       Name: Limited Liability Company Eniseyskoye Televideniye ("Enisey Broadcasting")
       Location:  246, Karl Marx Str., 660100, Krasnoyarsk
       Postal address:  246, Karl Marx Str., 660100, Krasnoyarsk
       Issuer's share in the charter capital of the legal entity:  90 %

       Name:  Closed Joint Stock Company Telecomcity
       Location:  5, Delegatskaya Str., 127091, Moscow
       Postal address:  5, Delegatskaya Str., 127091, Moscow
       Issuer's share in the charter capital of the legal entity:  80 %

       Name:  Commercial Bank Russky Aktseptny Bank ("Russian Acceptance Bank")
       Location:  15a, Kalanchevskaya Str., 107078, Moscow
       Postal address:  15a, Kalanchevskaya Str., 107078, Moscow
       Issuer's share in the charter capital of the legal entity:  77.59 %

       Name:  Closed Joint Stock Company RTC-Internet
       Location:  5, Delegatskaya Str., 127091, Moscow
       Postal address:  15a, Kalanchevskaya Str., 107078, Moscow
       Issuer's share in the charter capital of the legal entity:  63.5 %

       Name: Closed Joint Stock Company Moskovsky Center Novikh Technologiy Telecommunikatsiy
       Location:  46, Arbat Str., 121002, Moscow
       Postal address:  46, Arbat Str., 121002, Moscow
       Issuer's share in the charter capital of the legal entity:  60 %

       Name: Closed Joint Stock Company Inzhenerny Tsentr ("Engineering Center")
       Location:  16, Kazakova Str., 103064, Moscow
       Postal address:  16, Kazakova Str., 103064, Moscow
       Issuer's share in the charter capital of the legal entity:  60 %

       Name:  Closed Joint Stock Company Insurance Company Costars
       Location: Apt. 33-08, 42, Bldg. 3, Leninsky Prospect, 117119, Moscow Postal address: 15a, Kalanchevskaya Str., 107078, Moscow
       Issuer's share in the charter capital of the legal entity:  60 %

       Name:  Closed Joint Stock Company Incom
       Location: 27/26, Bldg. 3d, Zubovsky Boulevard, 119021, Moscow Postal address: 27/26, Bldg. 3d, Zubovsky Boulevard, 119021, Moscow Issuer's share in the charter capital of the legal entity: 54.4 %

       Name:  Closed Joint Stock Company Telebarents
       Location:  37, Parkovaya Str., 185014, Petrozavodsk
       Postal address:  37, Parkovaya Str., 185014, Petrozavodsk
       Issuer's share in the charter capital of the legal entity:  51 %

       Name: Closed Joint Stock Company Globalstar Space Telecommunications (Globaltel)
       Location:  25, Bldg. 2, Dubovaya Roscha Str., 127427, Moscow
       Postal address: Office 500, 15, B. Cherkassky Per., 103626 Moscow Issuer's share in the charter capital of the legal entity: 51 %

       Name:  Closed Joint Stock Company Aquapark-RT
       Location:  5, Delegatskaya Str., 127091, Moscow
       Postal address:  5, Delegatskaya Str., 127091, Moscow
       Issuer's share in the charter capital of the legal entity:  50 %

       Name:  Closed Joint Stock Company Rostelecomport
       Location:  22, Oktyabrskaya Str., 188450 Kingisepp, Russia
       Postal address: 22, Oktyabrskaya Str., 188450 Kingisepp, Russia Issuer's share in the charter capital of the legal entity: 50 %

       Name:  Closed Joint Stock Company Telecom-Tsentr
       Location:  25, Dubovaya Roscha Str., 127427, Moscow
       Postal address:  25, Dubovaya Roscha Str., 127427, Moscow
       Issuer's share in the charter capital of the legal entity:  45 %

       Name:  Closed Joint Stock Company Teleport-TP
       Location: All-Russia Exhibition Center, Prospect Mira, 129223 Moscow Postal address: All-Russia Exhibition Center, Prospect Mira,129223 Moscow Issuer's share in the charter capital of the legal entity: 44 %

       Name: Open Joint Stock Company Tsentralnaya Kompaniya Delovaya Set ("Central Company Business Network")
       Location: 1, Bldg. 2, Marshala Vasilevskogo Str., 123098 Moscow Postal address: 1, Bldg. 2, Marshala Vasilevskogo Str., 123098 Moscow Issuer's share in the charter capital of the legal entity: 43.5 %

       Name:  Autonomous Non-Commercial Organization NTTsS TsNIIS-RTC
       Location:  8, 1st Proezd Perova Polya, 111141 Moscow
       Postal address:  8, 1st Proezd Perova Polya, 111141 Moscow
       Issuer's share in the charter capital of the legal entity:  40 %

       Name:  Open Joint Stock Company MMTS-9
       Location:  7, Butlerova Str., 117485 Moscow
       Postal address:  7, Butlerova Str., 117485 Moscow
       Issuer's share in the charter capital of the legal entity:  36.86 %

       Name:  Closed Joint Stock Company Razbeg-Marafon
       Location:  56, Trifonovskaya, 129110 Moscow
       Postal address:  56, Trifonovskaya, 129110 Moscow
       Issuer's share in the charter capital of the legal entity:  33.33 %

       Name:  Open Joint Stock Company RTComm.RU
       Location:  15a, Kalanchevskaya Str., 107078 Moscow
       Postal address:  15a, Kalanchevskaya Str., 107078 Moscow
       Issuer's share in the charter capital of the legal entity:  31.1 %

       Name:  Open Joint Stock Company Teleradiocompaniya Yalta
       Location:  7, Sokhanya Str., 334200 Yalta, Crimea, Ukraine
       Postal address: 7, Sokhanya Str., 334200 Yalta, Crimea, Ukraine Issuer's share in the charter capital of the legal entity: 30 %

       Name:  Open Joint Stock Company RTC-Leasing
       Location:  5, Delegatskaya Str., 127091 Moscow
       Postal address:  42, Bld. 2 Schepkina Str., 129110 Moscow
       Issuer's share in the charter capital of the legal entity:  27.12 %

       Name:  Closed Joint Stock Company Informcouriersvyaz
       Location: 6, Bldg. 1, 4th Mikhailovsky Proezd, 117419 Moscow Postal address: 6, Bldg. 1, 4th Mikhailovsky Proezd, 117419 Moscow Issuer's share in the charter capital of the legal entity: 25.25 %

       Name:  Closed Joint Stock Company Rustel
       Location:  10/4, Staraya Ploschad, 103070, Moscow
       Postal address:  10/4, Staraya Ploschad, 103070, Moscow
       Issuer's share in the charter capital of the legal entity:  25 %

       Name:  Non-governmental Pension Fund Rostelecom-Garantia
       Location:  5, Delegatskaya Str., 127091 Moscow
       Postal address:  15a, Kalanchevskaya Str., 107078 Moscow
       Issuer's share in the charter capital of the legal entity:  24.85 %

       Name:  Open Joint Stock Company Moskovskaya Sotovaya Svyaz
       ("Moscow Cellular Communications")
       Location:  18/20, Vorontsovskaya Str., 109044, Moscow
       Postal address: 18/20, Vorontsovskaya Str., 109044, Moscow Issuer's share in the charter capital of the legal entity: 23.5 %

       Name:  Closed Joint Stock Company NTTs Comset
       Location:  7, Zelyony Pr., 111141, Moscow
       Postal address:  7, Zelyony Pr., 111141, Moscow
       Issuer's share in the charter capital of the legal entity:  22.18 %

       Name:  Closed Joint Stock Company MS-Trust
       Location: 18/20, Bldg. 2, Vorontsovskaya Str., 109044, Moscow Postal address: 18/20, Bldg. 2, Vorontsovskaya Str., 109044, Moscow Issuer's share in the charter capital of the legal entity: 20 %

       Name:  Limited Liability Company ChOP Rostelecom-Bezopasnost
       Location:  2, Bldg. 2, Deguninskaya Str., 127486, Moscow
       Postal address: 2, Bldg. 2, Deguninskaya Str., 127486, Moscow Issuer's share in the charter capital of the legal entity: 20 %

       Name:  Closed Joint Stock Company Telmos
       Location:  15, Zemledelchesky Per., 119121, Moscow
       Postal address:  15, Zemledelchesky Per., 119121, Moscow
       Issuer's share in the charter capital of the legal entity:  20 %

       Name:  Limited Liability Company Medicom-33
       Location:  16, Malakhitovaya Str., 129128, Moscow
       Postal address:  16, Malakhitovaya Str., 129128, Moscow
       Issuer's share in the charter capital of the legal entity:  18.52 %

       Name:  Limited Liability Company Arkhangelskaya GTS
       Location:  4, Priorova Str., 163071, Arkhangelsk
       Postal address:  4, Priorova Str., 163071, Arkhangelsk
       Issuer's share in the charter capital of the legal entity:  17 %

       Name:  Closed Joint Stock Company RT-Radiotext
       Location:  12, Akademika Korolyova Str., 127427, Moscow
       Postal address: 12, Akademika Korolyova Str., 127427, Moscow Issuer's share in the charter capital of the legal entity: 15 %

       Name: Closed Joint Stock Company Transportniye Tsifroviye Seti ("Transport Digital Networks")
       Location: TTsMS-21, Posyolok Sosnovka, Odintsovsky District, Moscow Region, 143070
       Postal address: TTsMS-21, Posyolok Sosnovka, Odintsovsky District, Moscow Region, 143070
       Issuer's share in the charter capital of the legal entity:  15 %

       Name:  Limited Liability Company Tver Telecom
       Location:  24, Novotorzhskaya Str., 170000, Tver
       Postal address:  24, Novotorzhskaya Str., 170000, Tver
       Issuer's share in the charter capital of the legal entity:  15 %

       Name:  Golden Telecom, Inc.
       Location: National Corporate Research Ltd. In the City of Dover, County of Kent, State of Delaware, USA
       Postal address: 615 South DuPont, Highway, Dover, 19901 USA Issuer's share in the charter capital of the legal entity: 15 %

       Name:  Limited Liability Partnership RON
       Location:  5, Delegatskaya Str., 127091, Moscow
       Postal address:  5, Delegatskaya Str., 127091, Moscow
       Issuer's share in the charter capital of the legal entity:  12.4 %

       Name:  Closed Joint Stock Company Expo-Telecom
       Location:  7, Tverskaya Str., 103375, Moscow
       Postal address:  7, Tverskaya Str., 103375, Moscow
       Issuer's share in the charter capital of the legal entity:  11.1 %

       Name:  Closed Joint Stock Company TV-Inform
       Location:  1, Rusakovskaya Nab., 106076, Moscow
       Postal address:  1, Rusakovskaya Nab., 106076, Moscow
       Issuer's share in the charter capital of the legal entity:  10.5 %

       Name:  Open Joint Stock Company Avianet
       Location: Apartment 7, 37, Leningradsky Prospect., 109052, Moscow Postal address: Apartment 7, 37, Leningradsky Prospect., 109052, Moscow Issuer's share in the charter capital of the legal entity: 10.3 %

       Name:  Closed Joint Stock Company Telekros
       Location:  27, Presnensky Val, 123557, Moscow
       Postal address:  27, Presnensky Val, 123557, Moscow
       Issuer's share in the charter capital of the legal entity:  10 %

       Name:  Closed Joint Stock Company VestBalt Telecom
       Location:  32, Leninsky Pr., 236040, Kaliningrad
       Postal address:  32, Leninsky Pr., 236040, Kaliningrad
       Issuer's share in the charter capital of the legal entity:  10 %

       Name: Closed Joint Stock Company Sankt-Peterburgskiy Center Electrosvyazi
       Location:  24, Prospect Bolshevikov, 193232, Saint-Petersburg
       Postal address: 24, Prospect Bolshevikov, 193232, Saint-Petersburg Issuer's share in the charter capital of the legal entity: 9.4 %

       Name:  Association of Telecommunications of Povolzhye Region
       Location:  1/3, Kuprina Str., 440606, Penza
       Postal address:  1/3, Kuprina Str., 440606, Penza
       Issuer's share in the charter capital of the legal entity:  9.09 %

       Name:  Closed Joint Stock Company Registrator-svyaz
       Location: 15a, Bolshaya Olenya Str., 107014, Moscow
       Postal address: 15a, Kalanchevskaya Str., 107078 Moscow
       Issuer's share in the charter capital of the legal entity:  8.64 %

       Name:  Closed Joint Stock Company Ramsatcom
       Location:  32-A, Leninsky Prospect, 117334, Moscow
       Postal address:  3, Bldg, 2, 109028, Moscow
       Issuer's share in the charter capital of the legal entity:  6.55 %

       Name:  Closed Joint Stock Company Teleinf
       Location: Office 1042, 19, Akademika Korolyova Str., 127427, Moscow Postal address: Office 1042, 19, Akademika Korolyova Str., 127427, Moscow Issuer's share in the charter capital of the legal entity: 6.25 %

       Name:  Closed Joint Stock Company Rossiyskiye Informatsionniye Tsentry
       Location:  3, 1st Tverskaya-Yamskaya Str., 125047, Moscow
       Postal address: 3, 1st Tverskaya-Yamskaya Str., 125047, Moscow Issuer's share in the charter capital of the legal entity: 6.18 %

       Name:  Limited Liability Company Svyaz Expertiza
       Location:  22, Bldg. 22, Marxistskaya Str., 109147, Moscow
       Postal address: 22, Bldg. 22, Marxistskaya Str., 109147, Moscow Issuer's share in the charter capital of the legal entity: 5.7 %

       Name: Association of Telecommunications of Tsentralno-Tchernozemny Region
       Location:  Central District of the City of Voronezh
       Postal address:  35, Prospect Revolyutsii, 394000, Voronezh
       Issuer's share in the charter capital of the legal entity:  0 %

       Name: Association of Operators of the Federal Network of Business Services ISKRA
       Location:  40, Leninsky Prospect, 117334, Moscow
       Postal address:  40, Leninsky Prospect, 117334, Moscow
       Issuer's share in the charter capital of the legal entity:  0 %

       Name:  Association of Communications Enterprises of Sibir and Far East
       Location:  8, Bogdanova Per., 664011, Irkutsk
       Postal address:  8, Bogdanova Per., 664011, Irkutsk
       Issuer's share in the charter capital of the legal entity:  0 %

       Name: Non-Commercial Partnership Tsentr Issledovaniy Problem Razvitiya Telecommunikatsiy
       Location:  55., Bldg. 2, Plyuschikha Str., 119121, Moscow
       Postal address: 55., Bldg. 2, Plyuschikha Str., 119121, Moscow Issuer's share in the charter capital of the legal entity: 0 %


25. Participating Shares of All Legal Entities where the Issuer Owns 5 % of the Charter Capital, and Shares of the Executives of Such Legal Entities in the Issuer's Charter Capital

25.1     Name:  Closed Joint Stock Company Westelcom
                 Location:  26, Suschevsky Val, 127018, Moscow
                 Postal address:  26, Suschevsky Val, 127018, Moscow
                 Issuer's share in the charter capital of the legal entity: 50 % This entity's share in the issuer's charter capital: None

25.2      Name:  Subsidiary Rest House Malakhit
                  Location: 15, Scherbakova Str., Yalta, Autonomous Republic of Crimea, 334200, Ukraine
                  Postal address: 15, Scherbakova Str., Yalta, Autonomous Republic of Crimea, 334200, Ukraine
                  Issuer's share in the charter capital of the legal entity:
                  100 %
                  This entity's share in the issuer's charter capital:  None

25.3     Name:  Limited Liability Company INFORMTEK
                  Location: 7, Sokhanya Str., Yalta, Autonomous Republic of Crimea, 334200, Ukraine
                  Postal address:  7, Sokhanya Str., Yalta, Crimea, 334200,
                  Ukraine
                  Issuer's share in the charter capital of the legal entity:
                  99.9 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.3.1  Yuly Pavlovich Konontsev
                           Functions of this person:  Sole Executive Body
                           This person's share in the issuer's charter capital:
                           0.0002 %

25.4     Name:  Closed Joint Stock Company RTC-Center
                  Location:  5, Delegatskaya Str., 127091, Moscow
                  Postal address: 15a, Kalanchevskaya Str., 107078 Moscow Issuer's share in the charter capital of the legal entity:
                  99.001 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.4.1  Pavel Ivanovich Alpetyan
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.001 %

25.5     Name:  Closed Joint Stock Company Rospak
                  Location:  2a, Bryusov Per., 103009, Moscow
                  Postal address:  2a, Bryusov Per., 103009, Moscow
                  Issuer's share in the charter capital of the legal entity:
                  90.8 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.5.1  Viktor Anatolievich Grishkevich
                           Functions of this person:  Sole Executive Body
                           This person's share in the issuer's charter capital:
                           0.0007 %

                  25.5.2  Pavel Ivanovich Alpetyan
                           Functions of this person: Member of the Board of Directors (Supervisory Council)
                           This person's share in the issuer's charter capital:
                           0.001 %


25.6     Name:  Limited Liability Company Eniseyskoye Televideniye
                  Location:  246, Karla Marxa Str., 660100, Krasnoyarsk
                  Postal address: 246, Karla Marxa Str., 660100, Krasnoyarsk Issuer's share in the charter capital of the legal entity: 90% This entity's share in the issuer's charter capital: None

25.7     Name:  Closed Joint Stock Company Telecomcity
                  Location:  5, Delegatskaya Str., 127091, Moscow
                  Postal address:  5, Delegatskaya Str., 127091, Moscow
                  Issuer's share in the charter capital of the legal entity: 80% This entity's share in the issuer's charter capital: None

25.8     Name:  Commercial Bank Russkiy Aktseptny Bank
                  Location:  15a Kalanchevskaya Str., 107078 Moscow
                  Postal address: 15a Kalanchevskaya Str., 107078 Moscow Issuer's share in the charter capital of the legal entity:
                  77.59 %
                  This entity's share in the issuer's charter capital:  None

25.9     Name:  Closed Joint Stock Company RTC-Internet
                  Location:  5 Delegatskaya Str., 127091 Moscow
                  Postal address: 15a Kalanchevskaya Str., 107078 Moscow Issuer's share in the charter capital of the legal entity:
                  63.5 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.9.1  Pavel Ivanovich Alpetyan
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.001 %

                  25.9.2  Igor Vladimirovich Kocheshkov
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0007 %

                  25.9.3  Viktor Anatolievich Grishkevich
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0007 %

25.10             Name:  Closed Joint Stock Company Insurance Company Costars
                  Location: Apartment 33-08, 42, Bldg. 42, Leninsky Prospect, 117119, Moscow
                  Postal address: 15a Kalanchevskaya Str., 107078 Moscow Issuer's share in the charter capital of the legal entity: 60% This entity's share in the issuer's charter capital: None

                  Officers:

                  25.10.1 Dmitry Evgenievich Erokhin
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0004 %

25.11 Name: Closed Joint Stock Company Moskovskiy Tsentr Novykh Tekhnologiy Telekommunikatsiy
                  Location:  46, Arbat Str., 121002, Moscow.
                  Postal address:  46, Arbat Str., 121002, Moscow.
                  Issuer's share in the charter capital of the legal entity: 60% This entity's share in the issuer's charter capital: None

                  Officers:

                  25.11.1 Dmitry Evgenievich Erokhin
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0004 %

25.12    Name:   Closed Joint Stock Company Inzhenerny Center
                  Location:  16, Kazakova Str., 103064, Moscow
                  Postal address:  16, Kazakova Str., 103064, Moscow
                  Issuer's share in the charter capital of the legal entity: 60% This entity's share in the issuer's charter capital: None

25.13    Name:  Closed Joint Stock Company Incom
                  Location: 27/26, Bldg. 3d, Zubovsky Blvd., 119021, Moscow Postal address: 27/26, Bldg. 3d, Zubovsky Blvd., 119021, Moscow
                  Issuer's share in the charter capital of the legal entity:
                  54.4 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.13.1 Dmitry Evgenievich Erokhin
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0004 %

25.14             Name:  Closed Joint Stock Company Telebarents
                  Location:  37, Parkovaya Str., 185014, Petrozavodsk
                  Postal address: 37, Parkovaya Str., 185014, Petrozavodsk Issuer's share in the charter capital of the legal entity: 51% This entity's share in the issuer's charter capital: None

                  Officers:

                  25.14.1 Alexei Alexeevich Domoroschin
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0075 %

25.15 Name: Closed Joint Stock Company Globalstar Space Telecommunications (Globaltel)
                  Location: 25, Bldg. 2, Dubovaya Roscha Str., 127427 Moscow Postal address: Office 500, 15, Bolshoy Cherkassky Per., 103626 Moscow
                  Issuer's share in the charter capital of the legal entity: 51% This entity's share in the issuer's charter capital: None

                  Officers:

                  25.15.1 Dmitry Evgenievich Erokhin
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0004 %

25.16    Name:  Closed Joint Stock Company Acquapark-RT
                  Location:  5, Delegatskaya Str., 127091, Moscow
                  Postal address:  5, Delegatskaya Str., 127091, Moscow
                  Issuer's share in the charter capital of the legal entity: 50% This entity's share in the issuer's charter capital: None

25.17    Name:  Closed Joint Stock Company Rostelecomport
                  Location:  22, Oktyabrskaya Str., 188450, Kingisepp
                  Postal address: 22, Oktyabrskaya Str., 188450, Kingisepp Issuer's share in the charter capital of the legal entity: 50% This entity's share in the issuer's charter capital: None

25.18    Name:  Closed Joint Stock Company Telecom-Center
                  Location:  25, Dubovaya Roscha Str., 127427, Moscow
                  Postal address: 25, Dubovaya Roscha Str., 127427, Moscow Issuer's share in the charter capital of the legal entity: 45% This entity's share in the issuer's charter capital: None

                  Officers:

                  25.18.1 Anatoly Grigorievich Uryev
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.001 %

                  25.18.2 Gennady Efimovich Itkis
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.001 %

                  25.18.3 Dmitry Evgenievich Erokhin
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0004 %

25.19    Name:  Closed Joint Stock Company Teleport-TP
                  Location: All-Russia Exhibition Center, Prospect Mira, 129223, Moscow
                  Postal address: All-Russia Exhibition Center, Prospect Mira, 129223, Moscow
                  Issuer's share in the charter capital of the legal entity: 44% This entity's share in the issuer's charter capital: None

25.20    Name:  Open Joint Stock Company Tsentralnaya Kompaniya Delovaya Set
                  Location:  1, Bldg. 2, Marshala Vasilevskogo Str., 123098,
                  Moscow
                  Postal address: 1, Bldg. 2, Marshala Vasilevskogo Str., 123098, Moscow
                  Issuer's share in the charter capital of the legal entity:
                  43.5 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.20.1 Oleg Gennadievich Belov
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0051 %

                  25.20.2 Viktor Anatolievich Grishkevich
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0007 %

25.21    Name:  Autonomous Non-Commercial Organization NTTsS TsNIIS-RTC
                  Location:  8, 1st Proezd Perova Polya, 111141, Moscow
                  Postal address: 8, 1st Proezd Perova Polya, 111141, Moscow Issuer's share in the charter capital of the legal entity: 40% This entity's share in the issuer's charter capital: None

25.22             Name:  Open Joint Stock Company MMTS-9
                  Location:  7, Butlerova Str., 117485, Moscow
                  Postal address: 7, Butlerova Str., 117485, Moscow Issuer's share in the charter capital of the legal entity:
                  36.86 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.22.1 Boris Vasilyevich Zverev
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0178 %

                  25.22.2 Dmitry Evgenievich Erokhin
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This entity's share in the issuer's charter capital:
                          0.0004 %

25.23             Name:  Closed Joint Stock Company Razbeg-Marafon
                  Location:  56, Trifonovskaya Str., 129110, Moscow
                  Postal address: 56, Trifonovskaya Str., 129110, Moscow Issuer's share in the charter capital of the legal entity:
                  33.33 %
                  This entity's share in the issuer's charter capital:  None

25.24             Name:  Open Joint Stock Company RTComm.Ru
                  Location:  15a, Kalanchevskaya Str., 107078, Moscow
                  Postal address: 15a, Kalanchevskaya Str., 107078, Moscow Issuer's share in the charter capital of the legal entity:
                  31.1 %
                  This entity's share in the issuer's charter capital:  None

25.25             Name:  Open Joint Stock Company Teleradiocompaniya Yalta
                  Location: Sokhanya Str., Yalta, Autonomous Republic of Crimea, 334200, Ukrain
                  Postal address: Sokhanya Str., Yalta, Autonomous Republic of Crimea, 334200, Ukraine
                  Issuer's share in the charter capital of the legal entity: 30% This entity's share in the issuer's charter capital: None

                  Officers:

                  25.23.1 Yuly Pavlovich Konontsev
                          Functions of this person:  Sole Executive Body
                          This person's share in the issuer's charter capital:
                          0.0002 %

25.26             Name:  Open Joint Stock Company RTC-Leasing
                  Location:  5, Delegatskaya Str.,127091, Moscow
                  Postal address: 42, Bldg. 2, Schepkina Str., 129110, Moscow Issuer's share in the charter capital of the legal entity:
                  27.12 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.24.1 Oleg Gennadievich Belov
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0051 %

25.27             Name:  Closed Joint Stock Company Informcouriersvyaz
                  Location: 6, Bldg. 1, 4th V. Mikhailovsky Pr., 117419, Moscow Postal address: 6, Bldg. 1, 4th V. Mikhailovsky Pr., 117419, Moscow
                  Issuer's share in the charter capital of the legal entity:
                  25.25 %
                  This entity's share in the issuer's charter capital:  None

25.28    Name:  Closed Joint Stock Company Rustel
                  Location:  10\4, Staraya Pl., 103070, Moscow.
                  Postal address:  10\4, Staraya Pl., 103070, Moscow.
                  Issuer's share in the charter capital of the legal entity: 25% This entity's share in the issuer's charter capital: None

25.29             Name:  Non-Commercial Pension Fund Rostelecom-Garantia
                  Location:  5, Delegatskaya Str., 127091, Moscow
                  Postal address: 15a Kalanchevskaya Str., 107078 Moscow Issuer's share in the charter capital of the legal entity:
                  24.85 %
                  This entity's share in the issuer's charter capital:  None

25.30 Name: Open Joint Stock Company Moskovskaya Sotovaya Svyaz (Moscow Cellular Communications)
                  Location: 18/20, Vorontsovskaya Str., 109044, Moscow Postal address: 18/20, Vorontsovskaya Str., 109044, Moscow Issuer's share in the charter capital of the legal entity:
                  23.5 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.29.1 Yury Anatolievich Khromov
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0001 %

25.31    Name:  Closed Joint Stock Company NTTs Comset
                  Location:  7, Zeleny Pr., 111141, Moscow
                  Postal address:  7, Zeleny Pr., 111141, Moscow
                  Issuer's share in the charter capital of the legal entity:
                  22.18 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.30.1 Mikhail Ivanovich Slyshenkov
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0012 %

25.32    Name:  Closed Joint Stock Company Telmos
                  Location:  15, Zemledelchesky Per., 119121, Moscow
                  Postal address: 15, Zemledelchesky Per., 119121, Moscow Issuer's share in the charter capital of the legal entity: 20% This entity's share in the issuer's charter capital: None

25.33             Name:  Limited Liability Company ChOP Rostelecom-Bezopasnost
                  Location: 2, Bldg. 2, Deguninskaya Str., 127486, Moscow Postal address: 2, Bldg. 2, Deguninskaya Str., 127486, Moscow Issuer's share in the charter capital of the legal entity: 20% This entity's share in the issuer's charter capital: None

25.34    Name:  Closed Joint Stock Company MS-Trust
                  Location: 18\20, Bldg. 2, Vorontsovskaya Str., 109044, Moscow Postal address: 18\20, Bldg. 2, Vorontsovskaya Str., 109044, Moscow
                  Issuer's share in the charter capital of the legal entity: 20% This entity's share in the issuer's charter capital: None

25.35    Name:  Limited Liability Company Medicom-33
                  Location:  16, Malakhitovaya Str., 129128, Moscow
                  Postal address: 16, Malakhitovaya Str., 129128, Moscow Issuer's share in the charter capital of the legal entity:
                  18.52 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.35.1 Roman Borisovich Kreynin
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0035 %

                  25.35.2 Vladimir Yuzovich Kolker
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0006 %

25.36             Name:  Limited Liability Company Arkhangelskaya GTS
                  Location:  4, Priorova Str., 163071, Arkhangelsk
                  Postal address: 4, Priorova Str., 163071, Arkhangelsk Issuer's share in the charter capital of the legal entity:
                  17 %
                  This entity's share in the issuer's charter capital:  None

25.37             Name: Closed Joint Stock Company Transportniye Tsifroviye Seti
                  Location: Posyolok Sosnovka, Odintsovsky District, Moscow Region, 143070, Cental Branch
                  Postal address: Posyolok Sosnovka, Odintsovsky District, Moscow Region, 143070, Cental
                  Branch
                  Issuer's share in the charter capital of the legal entity: 15% This entity's share in the issuer's charter capital: None

                  Officers:

                  25.37.1 Valery Petrovich Zavyalov
                          Functions of this person:  Sole Executive Body
                          This person's share in the issuer's charter capital:
                          0.0021 %

                  25.37.2 Galina Vladimirovna Garanina
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0007 %

                  25.37.3 Yury Vasilyevich Zhilin
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.005 %

25.38             Name:  Closed Joint Stock Company RT-Radiotext
                  Location:  12, Akademika Koroleva Str., 127427, Moscow
                  Postal address: 12, Akademika Koroleva Str., 127427, Moscow Issuer's share in the charter capital of the legal entity: 15% This entity's share in the issuer's charter capital: None

25.39    Name:  Golden Telecom Inc.
                  Location: National Corporate Research Ltd. In the City of Dover, County of Kent, State of
                  Delaware, USA
                  Postal address: 615 South DuPont, Highway, Dover, 19901 USA Issuer's share in the charter capital of the legal entity: 15% This entity's share in the issuer's charter capital: None

25.40             Name:  Limited Liability Company Tver-Telecom
                  Location:  24, Novotorzhskaya Str., 170000, Tver
                  Postal address: 24, Novotorzhskaya Str., 170000, Tver Issuer's share in the charter capital of the legal entity: 15% This entity's share in the issuer's charter capital: None

25.41             Name:  Limited Liability Partnership RON
                  Location:  5, Delegatskaya Str., 127091, Moscow
                  Postal address: 5, Delegatskaya Str., 127091, Moscow Issuer's share in the charter capital of the legal entity:
                  12.4 %
                  This entity's share in the issuer's charter capital:  None

25.42    Name:  Closed Joint Stock Company Expo-Telecom
                  Location:  7, Tverskaya Str., 103375, Moscow
                  Postal address: 7, Tverskaya Str., 103375, Moscow Issuer's share in the charter capital of the legal entity:
                  11.1 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.43.1 Evgeny Georgievich Kalinikhin
                          Functions of this person:  Sole Executive Body
                          This person's share in the issuer's charter capital:
                          0.0051 %

25.43    Name:  Closed Joint Stock Company TV-Inform
                  Location:  1, Rusakovskaya Nab., 106076, Moscow
                  Postal address: 1, Rusakovskaya Nab., 106076, Moscow Issuer's share in the charter capital of the legal entity:
                  10.5 %
                  This entity's share in the issuer's charter capital:  None

25.44    Name:  Open Joint Stock Company Avianet
                  Location: 37, Bldg. 7, Leningradsky Pr., 109052, Moscow Postal address: 37, Bldg. 7, Leningradsky Pr., 109052, Moscow Issuer's share in the charter capital of the legal entity:
                  10.3 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.45.1 Boris Vasilyevich Zverev
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0178 %

25.45    Name:  Closed Joint Stock Company WestBalt Telecom
                  Location:  32, Leninsky Pr., 236040, Kaliningrad
                  Postal address: 32, Leninsky Pr., 236040, Kaliningrad Issuer's share in the charter capital of the legal entity: 10% This entity's share in the issuer's charter capital: None

25.46    Name:  Closed Joint Stock Company Telekros
                  Location:  27, Presnensky Val, 123557, Moscow
                  Postal address:  27, Presnensky Val, 123557, Moscow
                  Issuer's share in the charter capital of the legal entity: 10% This entity's share in the issuer's charter capital: None

25.47             Name:  Closed Joint Stock Company Sankt-Peterburgskiy Tsentr
                  Elektrosvyazi
                  Location:  24, Bolshevikov Pr., 193232, St. Peterburg
                  Postal address: 24, Bolshevikov Pr., 193232, St. Peterburg Issuer's share in the charter capital of the legal entity:
                  9.4 %
                  This entity's share in the issuer's charter capital:  None

25.48             Name:  Association of Telecommuncations Enterprises of
                  Povolzhye Region
                  Location:  1/3, Kuprina Str., 440606, Penza
                  Postal address:  1/3, Kuprina Str., 440606, Penza
                  Issuer's share in the charter capital of the legal entity:
                  9.09 %
                  This entity's share in the issuer's charter capital:  None

25.49             Name:  Closed Joint Stock Company Registrator-Svyaz
                  Location: 15a, Bolshaya Olenya Str., 107014, Moscow
                  Postal address: 15a, Kalanchevskaya Str., 107078 Moscow Issuer's share in the charter capital of the legal entity:
                  8.64 %
                  This entity's share in the issuer's charter capital:  None

25.50    Name:  Closed Joint Stock Company Ramsatcom
                  Location:  32-A, Leninsky Pr., 117334, Moscow
                  Postal address: 3, Bldg. 3, Solyanka Str., 109028, Moscow Issuer's share in the charter capital of the legal entity:
                  6.55 %
                  This entity's share in the issuer's charter capital:  None

25.51    Name:  Closed Joint Stock Company Teleinf
                  Location: Office 1042, 19, Akademika Korolyova Str., 127427, Moscow
                  Postal address: Office 1042, 19, Akademika Korolyova Str., 127427, Moscow
                  Issuer's share in the charter capital of the legal entity:
                  6.25 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.52.1 Evgeny Ivanovich Mishin
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0102 %

25.52             Name:  Closed Joint Stock Company Rossiyskiye Informatsionniye
                  Tstentry
                  Location: 3, 1st Tverskaya-Yamskaya Str., 125047, Moscow Postal address: 3, 1st Tverskaya-Yamskaya Str., 125047, Moscow
                  Issuer's share in the charter capital of the legal entity:
                  6.18 %
                  This entity's share in the issuer's charter capital:  None

25.53             Name:  Limited Liability Company Svyazexpertiza
                  Location: 22, Bldg. 1, Marksistskaya Str., 109147,Moscow Postal address: 22, Bldg. 1, Marksistskaya Str., 109147, Moscow
                  Issuer's share in the charter capital of the legal entity:
                  5.7 %
                  This entity's share in the issuer's charter capital:  None

25.54             Name:  Association of Telecommunications of
                  Tsentralno-Chernozemny Region
                  Location:  Central District of the City of Voronezh
                  Postal address: 35, Pr. Revolyutsii, 394000, Voronezh Issuer's share in the charter capital of the legal entity: 0 % This entity's share in the issuer's charter capital: None

25.55             Name:  Association of Communications Enterprises of Sibir and
                  Far East
                  Location:  8, Bogdanova Per., 664011, Irkutsk
                  Postal address:  8, Bogdanova Per., 664011, Irkutsk
                  Issuer's share in the charter capital of the legal entity: 0 % This entity's share in the issuer's charter capital: None

25.56 Name: Non-Commercial Partnership Tsentr Issledovaniy Problem Razvitiya Telecommunikatsiy
                  Location: 55, Bldg. 2, Plyuschikha Str., 119121, Moscow Postal address: 3, Smolenskaya Square, 119121, Moscow Issuer's share in the charter capital of the legal entity: 0 % This entity's share in the issuer's charter capital: None


25.57             Name:  Association of Operators of Federal Network of Business
                  Services ISKRA
                  Location:  40, Leninsky Pr., 117334, Moscow
                  Postal address:  40, Leninsky Pr., 117334, Moscow
                  Issuer's share in the charter capital of the legal entity: 0 % This entity's share in the issuer's charter capital: None

26.    Other Affiliates of the Issuer

26.1     Name:  Dagestan Open Joint-Stock Company of Communications and
                Informatics
                Location: 1, Pr. Lenina, 367012, Makhachkala, Dagestan Republic Postal address: 1, Pr. Lenina, 367012, Makhachkala, Dagestan Republic
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.2     Name:  Associated Close Joint-Stock Company Armavirskiy zavod svyasi
                Location: 1-a, Urupskaya Str., 352903, Armavir, Krasnodar Territory
                Postal address: 1-a, Urupskaya Str., 352903, Armavir, Krasnodar Territory
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.3     Name:  Close Joint-Stock Company Svyazproekt
                Location:  29, Bldg. 2, Narodnogo opolcheniya Str., 123824,
                Moscow
                Postal address: 29, Bldg. 2, Narodnogo opolcheniya Str., 123824, Moscow
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.4     Name:  Closed Joint-Stock Company Mobilniye Telekommunikatsii
                ("Mobile Telecommunications")
                Location: 55, Bldg. 2, Plyuschikha Str., 119121, Moscow
                Postal address: 22, Bldg. 2, Marksistskaya Str., 109147, Moscow Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.5     Name:  Closed Joint-Stock Company SteK GSM
                Location: 62, Sovetskiy Pr., 650099, Kemerovo
                Postal address: 62, Sovetskiy Pr., 650099, Kemerovo
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.6     Name:  Closed Joint-Stock Company Avtotcentr Yug
                Location: 48, Miskhakskoe highway, 353900, Novorossisk, Krasnodar Territory
                Postal address: 48, Miskhakskoe highway, 353900, Novorossisk, Krasnodar Territory
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.7     Name:  Closed Joint-Stock Company AKIB razvitiya sredstv svyazi i informatiki Pochtabank (ACIB of development of Communications and Informatics Pochtabank)
                Location: 68, Lenina Str., 614600, Perm
                Postal address: 68, Lenina Str., 614600, Perm
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.8     Name:  Closed Joint-Stock Company Altayskaya investitsionnaya kompaniya
                Altinkom (Altai investment company Altinkom)
                Location: 96, Papanintsev Str., 656049, Barnaul
                Postal address: 96, Papanintsev Str., 656049, Barnaul
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.9     Name:  Closed Joint-Stock Company Altel
                Location: 54B, Lenina Prospect, Barnaul
                Postal address: 54B, Lenina Prospect, Barnaul
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.10    Name:  Closed Joint-Stock Company AMT
                Location: 42a, Khoroshevskoe highway,123007, Moscow
                Postal address: 42a, Khoroshevskoe highway,123007, Moscow
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.11    Name:  Closed Joint-Stock Company Association Chanel TV
                Location: 4, Vitebskaya Srt., 454126, Chelyabinsk
                Postal address: 4, Vitebskaya Str., 454126, Chelyabinsk
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.12    Name:  Closed Joint-Stock Company Association Chanel TV
                Location: 3, Studencheskaya Str., 414004, Astrakhan
                Postal address: 37, D. Rida Str., 414004, Astrakhan
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.13    Name:  Closed Joint-Stock Company Baykalvestelcom
                Location: 68, 2-nd Zheleznodorozhnaya Str., 664005, Irkutsk Postal address: 68, 2-nd Zheleznodorozhnaya Str., 664005, Irkutsk
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.14    Name:  Closed Joint-Stock Company Briz (Breeze) Ltd
                Location: 17, Bld. 1, Starokonushenny Bystreet, 121002, Moscow Postal address: 17, Bld. 1, Starokonushenny Bystreet, 121002, Moscow
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.15    Name:  Closed Joint-Stock Company Vladimir-Teleservice
                Location: 20, Gorokhovaya Str., 600017, Vladimir
                Postal address: 20, Gorokhovaya Str., 600017, Vladimir
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.16    Name:  Closed Joint-Stock Company Volgograd GSM
                Location: 9, Mira Str., 400066, Volgograd
                Postal address: 21, Kommunisticheskaya Str., 400066,
                Volgograd-66
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.17    Name:  Closed Joint-Stock Company Volgograd-Mobile
                Location: 9, Mira Str., 400066, Volgograd
                Postal address: 13a, Nevskaya Str., Volgograd
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.18    Name:  Closed Joint-Stock Company Vologodskaya sotovaya svyaz
                (Vologodskaya  cellular network)
                Location: 109, Zosimovskaya Str., Vologda
                Postal address: 109, Zosimovskaya Str., Vologda
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.19    Name:  Closed Joint-Stock Company VSNET
                Location: 6, Kukuevitckogo Str., Surgut, Khanty-Mansiysk autonomous dictrict
                Postal address: 6, Kukuevitckogo Str., Surgut, Khanty-Mansiysk autonomous dictrict
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.20    Name:  Closed Joint-Stock Company Dag. TV-inform
                Location: 3, Pr. Lenina, 367012, Makhachkala, Dagestan Republic Postal address: 3, Pr. Lenina, 367012, Makhachkala, Dagestan Republic
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.21    Name:  Closed Joint-Stock Company Dagestanskaya sotovaya svyz
                (Dagestan cellular communication)
                Location: 3, Pr. Lenina, 367012, Makhachkala, Dagestan Republic Postal address: 7, Oscara Srt., 367012, Makhachkala, Dagestan Republic
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.22    Name:  Closed Joint-Stock Company Yeniseitelecom
                Location: 102, Mira Prospect, 660017, Krasnoyarsk-17
                Postal address: 102, Mira Prospect, 660017, Krasnoyarsk-17
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.23    Name:  Closed Joint-Stock Company Ermak RMS
                Location: 3, Kominterna Str., Khanty-Mansiysk, Tyumen region Postal address: 3, Kominterna Str., Khanty-Mansiysk, Tyumen region
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.24    Name:  Closed Joint-Stock Company Investment company Svyaz
                Location: 60, Lenina Str., Khanty-Mansiysk, Tyumen region
                Postal address: 3, Kominterna Str., Khanty-Mansiysk, Tyumen region
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.25    Name:  Closed Joint-Stock Company Interelectrosvyaz
                Location: 5, 19-th partsyezda Str., Volzhskiy, Volgograd region Postal address: 5, 19-th partsyezda Str., Volzhskiy, Volgograd region
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.26    Name:  Closed Joint-Stock Company Infinvest
                Location: 32,Gagarina boulevard, 614070, Perm
                Postal address: 32,Gagarina boulevard, 614070, Perm
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.27    Name:  Closed Joint-Stock Company Kaluzhskaya  sotovaya svyz
                (Kaluga cellular communication)
                Location: 38, Teatralnaya Str., 248600, Kaluga
                Postal address: 38, Nikitina Str., 248003, Kaluga
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.28    Name:  Closed Joint-Stock Company KEDR RMS
                Location: 61, Pr. Sovetskiy, 650099, Kemerovo
                Postal address: 61, Pr. Sovetskiy, 650099, Kemerovo
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.29    Name:  Closed Joint-Stock Company Comstar
                Location: 36, Krasnostudencheskiy passage, 127434, Moscow
                Postal address: 36, Krasnostudencheskiy passage, 127434, Moscow Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.30    Name:  Closed Joint-Stock Company Kurganskaya sotovy telephone
                (Kurgan cellular telephone)
                Location: 13, Sverdlova Srt., 640003, Kurgan
                Postal address: 44, Gogolya Srt., 640000, Kurgan
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.31    Name:  Closed Joint-Stock Company Nadodny telephone Saratov
                Location: 40, Kiseleva Srt., 410600, Saratov
                Postal address: 40, Kiseleva Srt., 410600, Saratov
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.32    Name:  Closed Joint-Stock Company Nizhegorodskaya sotovaya svyaz
                (Nizhegorod cellular communication)
                Location: Dom Svyazi, M.Gorkogo Square, 603000, N. Novgorod Postal address: Dom Svyazi, M.Gorkogo Square, 603000,
                N. Novgorod
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.33    Name:  Closed Joint-Stock Company Nizhegorodskiy radiotelephone
                Location: Dom Svyazi, M.Gorkogo Square, 603000, N. Novgorod Postal address: Dom Svyazi, M.Gorkogo Square, 603000,
                N. Novgorod
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.34    Name:  Closed Joint-Stock Company Nizhegorodteleservice
                Location: Dom Svyazi, M.Gorkogo Square, 603000, N. Novgorod Postal address: 3, Zhuklva Square, 603000, N. Novgorod
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.35    Name:  Closed Joint-Stock Company Novgorod Datacom
                Location: 22, Industrialnaya Srt., Pankovka, Belikiy Novgorod Postal address: 20, Mikhaylova Str., Belikiy Novgorod
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.36    Name:  Closed Joint-Stock Company Novocom
                Location: 27, Oktyabrskaya Srt., Novosibirsk
                Postal address: 12, Lenina Str., Novosibirsk
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.37    Name:  Closed Joint-Stock Company Novosibirskaya sotovaya svyaz
                (Novosibirsk cellular communication-450)
                Location: 18, Ordjonikidze Srt., Novosibirsk
                Postal address: 30, Kamenskaya Str., Novosibirsk
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.38    Name:  Closed Joint-Stock Company Orenburg GSM
                Location: 11, Volodarskogo Srt., 460000, Orenburg
                Postal address: mail box 2153, 460052, Orenburg
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.39    Name:  Closed Joint-Stock Company Permtelecom
                Location: 45, Podlesnaya Srt., 614000, Perm
                Postal address: 45, Podlesnaya Srt., 614000, Perm
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.40    Name:  Closed Joint-Stock Company Primtelephone
                Location: 24, Okeanskiy Pr., 690000, Vladivostok
                Postal address: 24, Okeanskiy Pr., 690000, Vladivostok
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.41    Name:  Closed Joint-Stock Company Puls Radio Ioshkar Ola
                Location: 138, Sovetskaya Str., Ioshkar Ola
                Postal address: 138, Sovetskaya Str., Ioshkar Ola
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.42    Name:  Closed Joint-Stock Company Region-set (Region-network)
                Location: 12, Dobrolubova Str., 630099, Novosibirsk
                Postal address: 12, Dobrolubova Str., 630099, Novosibirsk
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.43    Name:  Closed Joint-Stock Company Rostelegraph
                Location: 7, Tverskaya Str., 103375, Moscow
                Postal address: 7, Tverskaya Str., 103375, Moscow
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.44    Name:  Closed Joint-Stock Company RusLeasingSvyaz
                Location: 6, 2-nd Spasonalivkovskiy bystreet, 117909, Moscow Postal address: 6, 2-nd Spasonalivkovskiy bystreet, 117909, GSP-1 B49 Moscow
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.45    Name:  Closed Joint-Stock Company Saint-Petersburg center of
                Electrosvyazi
                Location: 24, Pr. Bolshevikov, 193232, Saint-Petersburg
                Postal address: 3-d line BO 30/32, 199053, Saint-Petersburg Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.46    Name:  Closed Joint-Stock Company Saratov-Mobile
                Location: 40, Kisileva Str., 410600, Saratov
                Postal address: 88, Bld. 5, Chernishevskogo Str., 410604,
                Saratov
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.47    Name:  Closed Joint-Stock Svyazinformkomplekt
                Location: 4a, Darvina Str., 454087, Chelyabinsk
                Postal address: 4a, Darvina Str., 454087, Chelyabinsk
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.48    Name:  Closed Joint-Stock Sibirskie sotovye telephony
                (Siberia cellular telephones)
                Location: room 803, 53, Gorkogo Str., 630099, Novosibirsk
                Postal address: room 571, 31, 2-nd Souza Molodezhi Str., 630082, Novosibirsk
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.49    Name:  Closed Joint-Stock Sotovaya svyz Biribidzhana (Cellular communications of Biribidzhan)
                Location: 16, Pr. 60-letiya SSSR Str., 682200, Biribidzhan Postal address: 16, Pr. 60-letiya SSSR Str., 682200, Biribidzhan Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.50    Name:  Closed Joint-Stock Sotovaya svyz Mordovii
                (Cellular communications of Mordovia)
                Location: Saransk, Republic of Mordovia, Russia
                Postal address: 13, Bolshevistskaya Str., 430000, Saransk, Republic of Mordovia
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.51    Name:  Closed Joint-Stock Stavropolskaya sotovaya svyz
                (Stavropol cellular communications)
                Location: 10/12, Pr. Oktyabrskoy Revolutcii, 355033, Stavropol Postal address: 7, Kominterna Str., 355033, Stavropol
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.52    Name:  Closed Joint-Stock Startcom
                Location: 6, 2-nd Spasonalivkovskiy Bystreet, 117909, Moscow Postal address: 26, Bld. 2, Zoologicheskaya Str., 123242, Moscow Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.53    Name:  Closed Joint-Stock TeleRoss-Vladivostok
                Location: 40, Fontannaya Str.,Vladivostok
                Postal address: 36, Praporshchika Komarova Str., Vladivostok Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.54    Name:  Closed Joint-Stock TeleRoss-Volgograd
                Location: 9, Mire Str., 400066, Volgograd
                Postal address: 1-st floor, 88, Pr. Lenina, 400050, Volgograd Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.55    Name:  Closed Joint-Stock TeleRoss-Voronezh
                Location: 35, Pr. Revolutcii, 394040, Voronezh
                Postal address: 35,Pr. Revolutcii, 394040, Voronezh
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.56    Name:  Closed Joint-Stock TeleRoss-Kubanelektrosvyaz
                Location: 101/1, Ayvazovskogo Str., 350040, Krasnodar
                Postal address: 101/1, Ayvazovskogo Str., 350040, Krasnodar Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.57    Name:  Closed Joint-Stock TeleRoss-Novosibirsk
                Location: 5, Lenina Str., 630099, Novosibirsk
                Postal address: 5, Lenina Str., 630099, Novosibirsk
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.58    Name:  Closed Joint-Stock TeleRoss-Tyumen
                Location: 61, Respubliki Str., 625000, Tyumen
                Postal address: 61, Respubliki Str., 625000, Tyumen
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.59    Name:  Closed Joint-Stock Telesot-Alaniya
                Location: 47, Kirova Str., 362040, RSO-A, Vladikavkaz, Republic of Northern Osetia-Alania
                Postal address: 47, Kirova Str., 362040, RSO-A, Vladikavkaz, Republic of Northern Osetia-Alania
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.60    Name:  Closed Joint-Stock Tyumen Ruscom
                Location: 56, Maligina Str., 625048, Tyumen
                Postal address: 56, Maligina Str., 625048, Tyumen
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.61    Name:  Closed Joint-Stock Ulyanovsk-GSM
                Location: 60, L. Tolstogo Str., 432601, Ulyanovsk
                Postal address: 41, Krasnoarmeyskaya Str., 432063, Ulyanovsk Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.62    Name:  Closed Joint-Stock Ural-Teleservice
                Location: 134b, Lunacharskogo Str., 620110, Ekaterinburg
                Postal address: room 423, 9, Shevchenko Str., 620027,
                Ekaterinburg
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.63    Name:  Closed Joint-Stock Uralvestelcom
                Location: 120, Dekabristov Str., 620026, Ekaterinburg
                Postal address: 120, Dekabristov Str., 620026, Ekaterinburg Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.64    Name:  Closed Joint-Stock FK-Svyz
                Location: Collegial Management's room, 14, Volgogradskiy Pr., 109316, Moscow
                Postal address: Malaya Semenovskaya Str., 105023, Moscow
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.65    Name:  Closed Joint-Stock Centre of dedicated systems implementation
                Location: 161, Kirova Str., 454005, Chelyabinsk
                Postal address: 161, Kirova Str., 454005, Chelyabinsk
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.66    Name:  Closed Joint-Stock Centre TS
                Location: 6, Matveevskaya Str., 119501, Moscow
                Postal address: 12, Bld. 2, Petrovskiy boulevard, 103051, Moscow Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.67    Name:  Closed Joint-Stock Digital communications
                Location: 20a, Gagarina Str., 428000, Cheboksary, Chuvashskaya Republic
                Postal address: 20a, Gagarina Str., 428000, Cheboksary, Chuvashskaya Republic
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.68    Name:  Closed Joint-Stock Chery-Page SP
                Location: 20a, Gagarina Str., 428000, Cheboksary,
                Chuvashskaya Republic
                Postal address: 20a, Gagarina Str., 428000, Cheboksary, Chuvashskaya Republic
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.69    Name:  Closed Joint-Stock Uzhno-Sibirskaya Sotovaya Svyaz (South
                Siberia Cellular Communication)
                Location: 13, Severo-Zapadnaya Str., Barnaul, Altai Territory Postal address: 13, Severo-Zapadnaya Str., Barnaul, Altai Territory
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.70    Name:  Closed Joint-Stock Uzhno-Uralskiy Sotovy Telephone
                (South Ural Cellular Telephone)
                Location: 46, Vorovskogo Str., 454000, Chelyabinsk
                Postal address: 46, Vorovskogo Str., 454000, Chelyabinsk
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.71    Vladimir Nikonorovich Zyryanov
                This person's share in the issuer's charter capital:  None

26.72    Yuriy Sergeevich Koshkarov
                This person's share in the issuer's charter capital:  None

26.73    Pert Baleryevich Mikhalevskiy
                This person's share in the issuer's charter capital:  None

26.74    Name:  Non-governmental Pension fund Region-Svyaz
                Location: 10, Tsvillinga Str., 454000, Chelyabinsk
                Postal address: 10, Tsvillinga Str., 454000, Chelyabinsk
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.75    Name:  Non-governmental Pension fund Svyazist
                Location: 10, Tsvillinga Str., 454000, Chelyabinsk
                Postal address: 10, Tsvillinga Str., 454000, Chelyabinsk
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.76    Name:  Limited Liability Company AMT
                Location: 14, Sinopskaya Quay, Saint-Petersburg
                Postal address: 3-5, B. Morskaya Str., 191186, Saint-Petersburg Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.77    Name:  Limited Liability Company Bona
                Location: 45, Pr. Troitckiy, 163061, Arkhangelsk
                Postal address: 45, Pr. Troitckiy, 163061, Arkhangelsk
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.78    Name:  Limited Liability Company Burtelecom
                Location: 3, Magistralnaya Str., 670009, Ulan Ude,
                Republic of Buryatiya
                Postal address: 3, Magistralnaya Str., 670009, Ulan Ude, Republic of Buryatiya
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.79    Name:  Limited Liability Company Vlad Page
                Location: 42, Gorkogo Str., 600000, Vladimir
                Postal address: 42, Gorkogo Str., 600000, Vladimir
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.80    Name:  Limited Liability Company Vladimirskiy taksophone
                (Vladimir Payphones)
                Location: 32V, Pr. Stroiteley, 600014, Vladimir
                Postal address: 32V, Pr. Stroiteley, 600014, Vladimir
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.81    Name:  Limited Liability Company Vostoksvyaz
                Location: 37, Tereshkovoy Str., 664039, Irkutsk
                Postal address: 37, Tereshkovoy Str., 664039, Irkutsk
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.82    Name:  Limited Liability Company Vyatka page
                Location: 1, Uralskaya Str., Kirov
                Postal address: 115, Oktyabrskiy Pr., Kirov
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.83    Name:  Limited Liability Company Vyatskaya Sotovaya Svyaz
                (Vyatka Cellular Communication)
                Location: 1, Uralskaya Str., Kirov
                Postal address: 1, Uralskaya Str., Kirov
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.84    Name:  Limited Liability Company Kabelvideo
                Location: 85, Kuretov Str., Syktyvkar, Komi Republic
                Postal address: 85, Kuretov Str., Syktyvkar, Komi Republic
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.85    Name:  Limited Liability Company Kamalyaskom
                Location: 56, Leninskaya Str., 683000, Petropavlovsk-Kamchatski Postal address: 56, Leninskaya Str., 683000,
                Petropavlovsk-Kamchatski
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.86    Name:  Limited Liability Company MobilCom
                Location: 17, Mira Str., 600017, Vladimir
                Postal address: 17, Mira Str., 600017, Vladimir
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.87    Name:  Limited Liability Company Om-Tel
                Location: room 76, 96, Bld.1, A. Neybuta Str., 644031, Omsk Postal address: 201, 10 let Oktyabrya Str., 644031, Omsk
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.88    Name:  Limited Liability Company Parma-inform
                Location: 31, Kommunisticheskaya Str., Syktyvkar, Komi Republic Postal address: 31, Kommunisticheskaya Str., Syktyvkar,
                Komi Republic
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.89    Name:  Limited Liability Company Pagetelecom
                Location: 6, Pr. Stroiteley, 162627, Cherepovetc,
                Volgograd Region
                Postal address: 6, Pr. Stroiteley, 162627, Cherepovetc, Volgograd Region
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.90    Name:  Limited Liability Company Perminform
                Location: 2, Krupskoy Str., 614060, Perm
                Postal address: 2, Krupskoy Str., 614060, Perm
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.91    Name:  Limited Liability Company Policomp
                Location: 24, B. Morskaya Str., 191186, Saint-Petersburg
                Postal address: 20, B. Morskaya Str., 191186, Saint-Petersburg Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.92    Name:  Limited Liability Company Radio-Rezonans
                Location: 8, Okskiy Descent, 603022, N. Novgorod
                Postal address: 8, Okskiy Descent, 603022, N. Novgorod
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.93    Name:  Limited Liability Company Russian-American joint enterprise
                Izhcom
                Location: 206, K.Marksa Srt., 426057, Izhevsk
                Postal address: 206, K.Marksa Srt., 426057, Izhevsk
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.94    Name:  Limited Liability Company Tele-Line
                Location: room 26, 8, Asbestovskiy bystreet, 620067,
                Ekaterinburg
                Postal address: room 26, 8, Asbestovskiy bystreet, 620067, Ekaterinburg
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.95    Name:  Limited Liability Company Telecom-Terminal
                Location: 13,  Lenina Pr., 153000, Ivanovo
                Postal address: 13,  Lenina Pr., 153000, Ivanovo
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.96    Name:  Limited Liability Company Firm Elecrtosvyaz
                Location: 107,  Lanina Str., 672076, Chita
                Postal address: 107,  Lanina Str., 672076, Chita
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.97    Name:  Limited Liability Company Tyumentelecom-Invest
                Location: 56,  Respubliki Str., 625000, Tyumen
                Postal address: 56,  Respubliki Str., 625000, Tyumen
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.98    Name:  Limited Liability Company Udmurtskie sotovye seti-450
                (Udmurt celullar networks-450)
                Location: 206,  Pushkinskaya Str., 426034, Izhevsk
                Postal address: 206,  Pushkinskaya Str., 426034, Izhevsk
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.99    Name:  Limited Liability Company UralInform TV
                Location: 2, Krupskoy Str., 614060, Perm
                Postal address:  2, Krupskoy Str., 614060, Perm
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.100   Name:  Limited Liability Company Factorial-99
                Location: 47, Bratskiy bystreet, 344082, Rostov-on-Don
                Postal address: 47, Bratskiy bystreet, 344082, Rostov-on-Don Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.101   Name:  Limited Liability Company Tsentrum
                Location: 22, Antikaynena Str., 185000, Petrozavodsk
                Postal address: 22, Antikaynena Str., 185000, Petrozavodsk
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.102   Name:  Limited Liability Company joint enterprise Magalyascom
                Location: 2a, Lenina Str., Magadan
                Postal address: 2a, Lenina Str., Magadan
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.103   Name:  Limited Liability Company Private intruder enterprise Ros
                Location: 30, Dzerzhinskogo Str., 440062, Penza
                Postal address: 30, Dzerzhinskogo Str., 440062, Penza
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.104   Name:  Open Joint Stock Company A-svyaz
                Location: 42, B. Khmelnitskogo Str., 675000, Blagoveshchensk, Amur Region
                Postal address: 7, Shevchenko Str., 675000, Blagoveshchensk, Amur Region
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.105   Name:  Open Joint Stock Company AK Mobiletelecom
                Location: 16a, Sukhe-Batora Str., 670000, Ulan-Ude,
                Buryat Republic
                Postal address: 42, Lenina Str., 670000, Ulan-Ude,
                Buryat Republic
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.106   Name:  Open Joint-Stock Company VolgaTelecom
                Location:  Dom Svyazi, Maxima Gorkogo Pl., 603000,
                Nizhny Novgorod
                Postal address:  Dom Sviazi, Maxima Gorkogo Pl., 603000,
                Nizhny Novgorod
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.107   Name:  Open Joint-Stock Company Giprosvyaz
                Location: 11, 3rd Khoroshevskaya St., 123298, Moscow
                Postal address: 11, 3rd Khoroshevskaya St., 123298, Moscow
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.108   Name:  Open Joint-Stock Company Dalnevostochnaya Kompaniya
                Electrosvyazi
                Location: 57, Svetlanskaya St., 690600, Vladivostok
                Postal address: 57, Svetlanskaya St., 690600, Vladivostok
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.109   Name:  Open Joint-Stock Company InfoTeX Taganrog Telecom
                Location: 19, Oktyabrskaya Str., 347920, Taganrog, Rostov Region Postal address: 19, Oktyabrskaya Str., 347920, Taganrog,
                Rostov Region
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.110   Name:  Open Joint-Stock Company Kostromskaya gorodskaya telephonnaya set (Kosrtoma City Telephone Network)
                Location: 6,Gagarina Str., 156023, Kostroma
                Postal address: 6,Gagarina Str., 156023, Kostroma
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.111   Name:  Open Joint-Stock Company Lensvyaz
                Location: 61, B. Morskaya Str., 190000, Saint-Petersburg
                Postal address: 61, B. Morskaya Str., 190000, Saint-Petersburg Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.112   Name:  Open Joint-Stock Company NGTS-Page
                Location: 15/3, Vystavochnaya Str., Novosibirsk-78
                Postal address: 22, Sibiryakov Gvardeytsev Str., Novosibirsk-78 Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.113   Name:  Open Joint-Stock Company Rinet
                Location: 86, Kirova Str., 630102, Novosibirsk
                Postal address: 1, Trudovaya Str., Novosibirsk
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.114   Name:  Open Joint-Stock Company Svyaz of Komi Republic
                Location: 60, Lenina Str., 167610, Syktyvkar, Komi Republic Postal address: 60, Lenina Str., 167610, Syktyvkar,
                Komi Republic
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.115   Name:  Open Joint-Stock Company Severo-Zapadny Telecom
                Location: 24, Morskaya Str., 191186, St.-Petersburg
                Postal address: 24, Morskaya Str., 191186, St.-Petersburg
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.116   Name:  Open Joint-Stock Company Sibirtelecom
                Location: 5, Lenina St., 630099, Novosibirsk
                Postal address: 5, Lenina St., 630099, Novosibirsk
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.117   Name:  Open Joint-Stock Company SKET
                Location: 4, Tukhachova Str., 355040, Stavropol
                Postal address: 4, Tukhachova Str., 355040, Stavropol
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.118   Name:  Open Joint-Stock Company Stavtelecom
                Location: 10/12, Pr. Oktyabrskoy Revolutsii, 355035, Stavropol Postal address: 23, mailbox 15/85, Pr. Oktyabrskoy Revolusii, 355035, Stavropol
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.119   Name:  Open Joint-Stock Company Telecom of Ryazan Region
                Location: 36, Svobody Str., 390006, Ryazan
                Postal address: 36, Svobody Str., 390006, Ryazan
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.120   Name:  Open Joint-Stock Company Uralsvyazinform
                Location: 68, Lenina St., 614096, Perm
                Postal address: 68, Lenina St., 614096, Perm
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.121   Name:  Open Joint-Stock Company Tsentralnaya Telekommunikatsionnaya
                Kompaniya
                Location: 33, Proletarskaya St., Khimki, 141400, Moscow Region Postal address: 29, Bldg. 2, Narodnogo Opolcheniya St., 123154, GSP-317, Moscow
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.122   Name:  Open Joint-Stock Company Central Telegraph
                Location: 7, Tverskaya St., 103375, Moscow
                Postal address: 7, Tverskaya St., 103375, Moscow
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.123   Name:  Open Joint-Stock Company Yuzhnaya Telecommunikatsionnaya
                Kompaniya
                Location: 66, Karasunskaya St., 350000, Krasnodar
                Postal address: 66, Karasunskaya St., 350000, Krasnodar
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.124   Evgeniy Yurievich Sekerin
                This person's share in the issuer's charter capital:  None

26.125   Name:  Close Joint-Stock Company joint enterprise Kolatelecom
                Location: 5, Samoylovoy Str., 183038, Murmansk
                Postal address: 5, Samoylovoy Str., 183038, Murmansk
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.126   Name:  Limited Liability Company MTU-Inform
                Location: 27-29, Smolenskaya-Sennaya Square, 119121, Moscow Postal address: 27-29, Smolenskaya-Sennaya Square, 119121, Moscow
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.127   Name:  Limited Liability Company Teleport-Ivanovo (TPI)
                Location: 90, Tashkentskaya Str., 153032, Ivanovo
                Postal address: 90, Tashkentskaya Str., 153032, Ivanovo
                Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

26.128   Che Chekhon
                This person's share in the issuer's charter capital:  None

26.129   Vladimir Mikhaylovich Chernousov
                This person's share in the issuer's charter capital:  None


27.    The Issuer's Share in Charter Capitals of Affiliated Legal Entities

       See sections 24, 25, 26


28. Share of the Issuer's Affiliates as Well as the Share of Founders and Executive Officers of Such Affiliates in the Issuer's Charter Capital

       See sections 24, 25, 26


29. Persons Holding at Least 5 % of Votes in the Issuer's Supreme Management
Body

       Name:  Open Joint-Stock Company Svyazinvest
       Share:  50.67 %

       Name:  Close Joint-Stock Company ING Bank (Eurasia) ZAO (nominee holder)
       Share:  31.22 %

       Name: National Depositary Center, a non-commercial partnership (nominee holder)
       Share:  15.38 %

       Name: Close Joint-Stock Company Depositary-Clearing Company (nominee holder)
       Share:  5.92 %


30. Issuer's Participation in Industrial, Banking and Financial Groups, Holdings, Concerns and Associations

       Organization: Association of Telecommunications Enterprises of the Povolzhye Region Issuer's position and role in the organization: The issuer is one of the members of the Association and, equally with the other members, has the rights and obligations in connection with Association's main objectives: development and popularization of telecommunications and services rendered by the members of the Association, co-ordination of activities of telecommunications enterprises in the region and representation of joint interests in governmental and other authorities, international organizations.

       Organization: Association of Telecommunications Enterprises of Sibiria and Far East Issuer's position and role in the organization: The issuer is one of the members of the Association and, equally with the other members, has the rights and obligations in connection with Association's main objectives: co-ordination of entrepreneurial activities of the Association members, contributing to development of cooperation and production specialization, arrangement of meetings, seminars for directors and specialists of telecommunications enterprises.

       Organization: Association of Telecommunications Of Tsentralno-Tchernozemny Region
       Issuer's position and role in the organization: The issuer is one of the members of the Association and, equally with the other members, has the rights and obligations in connection with Association's main objectives: development and popularization of telecommunications and services rendered by the members of the Association, co-ordination of activities of telecommunications enterprises in the region and representation of joint interests in governmental and other authorities, international organizations.

       Organization: Association of Operators of the Federal Network of Business Services ISKRA Issuer's position and role in the Organization: The issuer is one of the members of the Association and, equally with the other members, has the rights and obligations in connection with Association's main objectives: contributing to development of Interrelated Communications Network of the Russian Federation, contributing to development of allocated federal network of the business services Iskra.

31.    Issuer's Subsidiaries and Representative Offices

       Name: North-western Branch
       Location:  5, Dostoyevskogo Str., 191002, Saint-Petersburg
       Postal address: 5, Dostoyevskogo Str., 191002, Saint-Petersburg The head: Evgeny Vladimirovich Gerasimov
       Opening date:  September 23, 1993
       Power of Attorney expiry date:  March 5, 2006

       Name:  Branch of Povolzhye Region
       Location:  292, Sadovaya Str., 443001, Samara
       Postal address:  292, Sadovaya Str., 443001, Samara
       The head:  Sergei Valeryevich Omelchenko
       Opening date:  September 23, 1993
       Power of Attorney expiry date: March 5, 2006

       Name: Siberian Branch
       Location: 33, 2nd Soyuza Molodyozhi Str., 630122, Novosibirsk Postal address: 33, 2nd Soyuza Molodyozhi Str., 630122, Novosibirsk The head: Anatoly Ivanovich Parfenov
       Opening date:  February 5, 1993
       Power of Attorney expiry date: March 5, 2006

       Name:  South Branch
       Location:  344006, 152 Pushkinskaya Str., Rostov-on-Don
       Postal address: 344006, 152 Pushkinskaya Str., Rostov-on-Don The head: Aleksandr Leonidovich Afanasiev
       Opening date:  February 5, 1993
       Power of Attorney expiry date:  October 8, 2004

       Name:  Ural Branch
       Location:  4a, Asbestovsky Per., 620067, Ekaterinburg
       Postal address: 4a, Asbestovsky Per., 620067, Ekaterinburg The head: Nikolay Ivanovich Vydrya
       Opening date:  February 5, 1993
       Power of Attorney expiry date: March 5, 2006

       Name: Far Eastern Branch
       Location:  23, Pushkina Str., 680000, Khabarovsk
       Postal address:  23, Pushkina Str., 680000, Khabarovsk
       The head:  Vladimir Viktorovich Novishkov
       Opening date:  February 5, 1993
       Power of Attorney expiry date: March 5, 2006

       Name:  Professional Education Nentre (UPTs RT)
       Location: p/o Bekasovo, Naro-Fominsky Disctrict, 143380, Moscow Region Postal address: p/o Bekasovo, Naro-Fominsky Disctrict, 143380,
       Moscow Region
       The head:  Olga Viktorovna Zaytseva
       Opening date:  26.08.1997
       Power of Attorney expiry date:  September 30, 2005

       Name:  Long-Distance and International Telephone (MMT)
       Location:  30, Goncharnaya Str., 109172, Moscow
       Postal address:  30, Goncharnaya Str., 109172, Moscow
       The head:  Igor Alekseevich Kalugin
       Opening date:  September 23, 1993
       Power of Attorney expiry date: March 5, 2006

       Name: Main Control Center of Long-Distance Communications and Television (GTsUMS)
       Location:  25, Dubovaya Roscha Str., 127427, Moscow
       Postal address:  25, Dubovaya Roscha Str., 127427, Moscow
       The head:  Alexei Evgenyevich Shevchenko
       Opening date:  February 5, 1993
       Power of Attorney expiry date:  July 19, 2005

       Name: Representative Office of the Open Joint-Stock Company Long-Distance and International
       Telecommunications Rostelecom in Geneve, Switzerland
       Location: Le Chateau Banquet, rue de Lausanne 94 - 1202 Geneve\Suisse Postal address: Le Chateau Banquet, rue de Lausanne 94 - 1202 Geneve\ Suisse
       The head:  Alexander Ivanovich Kushtuev
       Opening date:  May 14, 1999
       Power of Attorney expiry date:  December 18, 2003

       Name: Representative office in Erevan, Republic of Armenia (28, Nalbandyana Str., 375010, Erevan)
       Location:  28, Nalbandyana Str., 375010, Erevan
       Postal address:  28, Nalbandyana Str., 375010, Erevan
       The head:  Igor Alexandrovich Slavgorodsky
       Opening date:  April 11, 2002
       Power of Attorney expiry date:  May 28, 2003

       Name:  Central Branch
       Location: 17, Bldg. 1, 3rd Khoroshevskaya Str., 123298, Moscow Postal address: 17, Bldg. 1, 3rd Khoroshevskaya Str., 123298, Moscow The head: Vladimir Alexandrovich Petrov
       Opening date:  January 1, 2002
       Power of Attorney expiry date:  January 9, 2005

32.    Number of the Issuer's Employees

       The Issuer's average staff on the payroll, including those employed at its branches and representative offices, was 29,761 in the reporting period.


33.    Description of the Issuer's Principal Activities

   Company's position within the Industry

            Rostelecom is the largest Russian operator of fixed communications in the Russian Federation. It has an up to date nationwide digital trunk network. In all Russia's regions, apart from Moscow, the Company is an operator for operators, providing a full range of services via its trunk network, and linking Russian operators' networks in Russia into a unified transnational network.
         On the Moscow market the Company provides international and long-distance telecommunications services to end-users through the last-mile infrastructure of the local telecommunications operator, and submits bills directly to customers.
            The Company is the only Russian operator, which has a license for both incoming and outgoing international traffic. It participates in 30 international cable systems and works with 400 international operators.
          Over recent years there has been consistent growth in the market for communications services, and a corresponding increase in the Company's income. In 2002 the Company maintained its leading position on the market for long-distance telecommunications, with the following market shares:
o Long-distance traffic throughout Russia was 87 % in physical terms; o Outgoing international traffic from Russia was 80 % in physical terms; o Incoming international traffic was 54 % in physical terms;
o Moscow market for long-distance and international traffic from end-users (including MGTS subscribers, alternative and mobile operators) was 47 % in physical terms.

Prospects for development in 2003


          Today the Company's top priority is preparing for the forthcoming de-monopolization of the telecommunications' market. In this connection the Company is undertaking a series of measures to enable it to reposition itself during the building of a balanced market for telecommunications services in Russia.

       Overall market objectives:
o Optimizing the system of mutual settlements between operators for long-distance and international services to create a balanced market model;
o Securing an overall rise in Company incomes from provision of all telecommunications services; o Formalizing the Company's business processes for service provision so as to improve quality and speed in serving clients.

       Objectives on the market for telecommunications operators:

       Objectives on the national market of regional operators providing local telecommunications services:
       ------------------------------------------------------------------------
o Strengthening the Company's dominant position on the market for service provision to regional operators;
o        Stimulating a rise in traffic from regional operators;
o Securing an increase in income from providing long-distance and outgoing international traffic from regional operators.

       Objectives on the national market of alternative operators:
       -----------------------------------------------------------
o Expanding the regional client base by including new alternative operators;
o Securing an increase in income from providing long-distance and outgoing international traffic from alternative operators.


         Objectives on the international market:
o        Strengthening cooperation with national international operators;
o Securing growth in incoming international traffic on the Company's network;
o        Securing a reduction in standard charges, including:
- Optimizing the current links with international operators, and closing unprofitable routes, transferring part of the traffic to transit.
o Reducing the amount of mutual payables and receivables with international operators;
o Expanding access to international traffic exchange points in order to set up cooperation with the major alternative international operators.


Objectives on the Moscow end-users market:
o Stop the reduction in the Company's market share in service provision to end-users in Moscow by optimizing its tariff policy;
o        Increase income by offering intelligent network communications;
o Reverse the trend to falling income from services to end-users on the Moscow market.

Main risk factors relating to the Company's business

            The Company faces risks associated with the Russian legal system, which include the following: o The dependence of the judiciary on diverse economic, political and national factors; o The failure of executive bodies to take account of judicial decisions when applying legal norms to matters which have already been judicially decided; o Inconsistencies in municipal, regional and federal laws; o Lack of consistency in the courts' interpretations of legislative acts.

            Regulation of telecommunications may also be subject to political influence. Because of this decisions of a regulatory nature may be taken on grounds other than legal grounds, and lead to unfavorable consequences. At present the telecommunications industry is regarded as a natural monopoly, and so under the law the Company's business is controlled by the Ministry for Antimonopoly Policy and Support of Business.
            At present the Company is obliged to comply with requirements in regard to licensing, competition, allocation of frequencies, and other general requirements on business pertaining to the public provision of telecommunications services. Amendments to legislative and regulatory acts which govern the telecommunications industry, and other decisions of the supervisory authorities which affect the Company's activity and that of its competitors, may all have a substantial effect on the Company's operations and their continuity.
   The services, which the Company offers, are based on high technology. Hence to maintain its market share and level of competitiveness the Company must always be aware of and exploit the rapid developments in technology, and offer price-competitive services, which are consistent with the ever-changing standards in the industry.


34.    Investment Declaration. Description of the Issuer's Activity

       To be provided by investment funds only.

35.    Plans for the Issuer's Future Activity

       Optimizing the Company's structure

       During 2002 substantial changes were made to Rostelecom's executive management, and management teams for its branches were set up. The appointed executives are professionals with industry experience and track records of success in both Russian and western telecommunications businesses.
         The end of 2002 saw the official completion of reorganization of Rostelecom's branch network. At the start of 2002, the Company had 25 branches, and by 1 January 2003 this amount had been reduced to ten: seven regional ones and three operating ones.
         The Company's 17 regional branches were transformed into seven enlarged ones in accordance with the service areas of OJSC Svyazinvest's regional operators, which represent Rostelecom's largest customers in Russia.
         This reorganization was carried out in close cooperation with OJSC Svyazinvest, which in its turn combined the regional operators into seven interregional companies (IRC). In addition, OJSC Svyazinvest and OJSC Rostelecom signed a technical agreement for the plan for interconnecting the networks, and it provides the fundamental principles of cooperation between the Company and the IRC's.
            Rostelecom's three operating branches include Long-distance and International Telephone (MMT), Main Control Center for Long-distance Telecommunications and Television (GTsUMS), and the Professional Educational Center (UPTs RT).
         This reorganization has resulted in a significant decline in headcount due to administrative and management redundancies, and has increased management efficiency and operational transparency of the Company's branches, since the structures of the newly-established regional branches are based on uniform operating principles. It has also led to optimization of management and operation of the Company's network facilities.


Investment Policy


The main objective in Company development over 2002 was maintaining its leading position on the telecommunications market by further development and improvement of a unified digital transport telecommunications environment to provide transmission of all types of data.

This objective was implemented in the following areas:
o Construction of high-speed fiber-optic telecommunications trunk lines with a synchronous digital hierarchy;
o Reconstruction of existing trunk telecommunications lines using Dense Wavelength Division Multiplexing technology (DWDM);
o      Construction of an Automatic Trunk Exchange;
o Use of digital modems to organize digital sections of microwave lines; o Phasing out of analog trunk lines along with the expansion of the digital network.

      Main investment projects in 2002:

o        Russia-Kazakhstan Fiber-optic line:
    A new fiber-optic line between Russia and Kazakhstan has created a second access to Kazakhstan for Rostelecom's trunk network (western segment). This line, connecting the Russian and Kazakh International Switching Centers, has completed the loop of existing telecommunications lines not only of the Russian Federation and the Republic of Kazakhstan, but also with those of China. The newly-built line is part of the existing line Samara-Saratov-Volgograd, with branches to Rostov-on-Don, Elista and Budyonnovsk.

o 1st Stage in constructing the Baltic Cable system:
    The first stage of the Baltic Cable System project jointly with the Swedish firm Telia is now complete. This included modernization of the line from Moscow-St. Petersburg-Kingissep using DWDM technology, and also expansion of the Company's participation in international cable systems.

o A new Automatic Trunk Exchange (ATE) was installed in the MTS-9 building in Moscow, and this will considerably expand the range of services available.

o In 2002 the Company started implementing projects to expand the throughput capacity of the Moscow-Novosibirsk and Moscow-Novorossiisk lines using DWDM technology. The additional equipment for the existing fiber-optic lines, together with the use of spectral density equipment will provide effective exploitation of existing lines over a long period, and also ensure attainment of the necessary throughput capacity. The use of DWDM modern optical technology in parallel with the existing PDH and SDH systems will facilitate transmission of all data types at a speed of more than 10 Gb/s.

In order to offer the service of leasing digital channels, in 2002 the Company began implementing a project to build a modern network of flexible multiplexes. This equipment with digital cross-switching functions will enable the Company to optimize network operations and fulfill customer needs to the highest standards by increasing its ability to provide digital channels with the necessary throughput capacity. The first stage is now operational, and it includes 20 Russian cities.


                   Facilities put into operation during 2002


Table No. 3
.................................................................................
Facility                              Put into operation    Put into operation
                                          during 2002      during 2001 and 2002
.................................................................................
.................................................................................
Long-distance cable communication
lines (km)                                   455.97              2,142.78
.................................................................................
.................................................................................
Russia-Kazakhstan Fiber-optic line, 1 stage  417.35
.................................................................................
.................................................................................
Russia-Kazakhstan Fiber-optic line, 2 stage   38.62
.................................................................................
.................................................................................
Telecommunications satellites                   -                    1
.................................................................................
.................................................................................
International telephone exchanges (channels)    -                1,320
.................................................................................
.................................................................................
Automatic Trunk Exchange (ATE) (channels)   5,910               16,710
.................................................................................
.................................................................................
ATE at the MTS-9 building in Moscow         5,910
.................................................................................
.................................................................................
City Telephone Exchanges (thousand numbers)   -                      2.6
.................................................................................

Marketing policy

Because of the rapid developments in new technology, which enable operators to compete with the Company, in 2002 several projects were drawn up for introduction of new technology and its integration into the provision of traditional telecommunications services. Above all else, this involves a project to build a multi-service network, and also the development of card platforms and the creation of a united Rostelecom prepayment card. Implementation of these projects will have a very positive influence on future business and enable the Company to compete successfully.

Development of new technology and services enabling the Company to capture new markets and customers groups

To obtain fuller exercise of competitive advantages, in 2002 contracts were signed with all the regional operators for traffic in intelligent network services (INS), and provision was begun of the full range of Free Phone services. In addition, preparations were made to present the new Telephone voting service.

Establishing new commercial structures and appointing staff

During 2002 the Company followed a policy of hiring personnel with commercial experience on the telecommunications market, and also having the experience, education and skills which will ensure that the Company's services remain competitive, and also improve the quality of client relations. At the same time, personnel rotation has been introduced. As a result, in 2002 saw a significant rise in the potential of its commercial services, and the effectiveness of their work. New commercial structures were set up, and their duties include functions, which are essential for efficient operations on the market. Of particular note are the marketing service, a call-center service for client relations, a strengthening of the sales service and the appointment of more sales managers.

Optimization of Business Processes

In this area Company policy was developed to provide flexibility in client relations, in determining client needs, in information provision, in ordering services and concluding contracts, and also in day-to-day client contact.
In order to fulfill this policy a special division was set up to optimize the Company's business processes and develop new ones in relation to existing and potential clients.

          Tariff Policy

Over 2002 the Company carried out an optimization of its tariff policy. The main thrust of this work was to achieve consistent growth in the volume of services provided, and the elimination of imbalances between tariffs for different services for different market segments.
A new system was developed for mutual settlements with telecommunications operators for long-distance and international traffic, and this will provide a basis for income growth. These changes to mutual settlements are scheduled for introduction in 2003.

       Main aspects of tariff policy in long-distance telecommunications in 2002

In 2002 the long-distance tariff for budget-funded organization in Moscow was raised. This was the latest step in elimination of one form of cross-subsidy, when income from long-distance services for one subscriber group (in this case, commercial organizations) is used to subsidies the same services for a different group, (in this case, state-financed organizations). In future this will enable the Company to have a more flexible tariff policy for the Moscow Region telecommunications market.
Tariffs for provision of digital channels during 2002 were increased to the level of the service alternative - provision of long-distance traffic, which is the Company's main service. As a result, the tariff imbalance between services was reduced, and there was less economic justification for the alternative operators to build their own overlying networks for this traffic to bypass the Company's network.

      Main aspects of tariff policy for international telecommunications in 2002

During 2002 the tariffs for international calls to China were reduced for users in the Far East Region. This measure was dictated by a falling trend in outgoing traffic to China. As a result, the volume of traffic going through the Company's network from these regions more than doubled.
   Negotiations were held during the year with foreign operators in order to reduce the tariffs for mutual exchange of traffic at guaranteed volumes. As a result, the volume of incoming traffic to Russia using the Company's network rose by 12%. In addition, the routing of outgoing international traffic was optimized.


36.    Data on the Issuer's Charter Capital

       Amount of the issuer's charter capital (rub.):  2,428,819.4725

       Charter capital breakdown by share category:
       Ordinary shares:
         total amount (rub.):  1,821,740.8
         Share of the charter capital:  75.005196 %
       Preferred shares:
         total amount (rub.):  607,078.6725
         Share of the charter capital:  24.994804 %

37. Data on the Participation of the State (Municipal Formation) in the Issuer's Charter Capital

       Share of the issuer's charter capital being the state (municipal) property: None

       Share of the block of the issuer's shares held in the state (municipal) property: None

       Existence of the special right of the Russian Federation, its subjects and municipal formations to participate in the issuer's management ("golden share"): no such right exists

38.    Data on the Issuer's Authorized Shares

       38.1
       Category of shares:  ordinary
       Form of shares:  registered, non-documentary
       Full name of category/class of authorized shares:  ordinary
       Par value (rub.):  0.0025
       Number:  905,330,221
       Total (rub.):  2,263,325.5525
       Terms of placement: 8.1. the company is entitled to place its shares, and other securities that are convertible into shares through both public and closed subscriptions, except in cases when the applicable laws of the Russian Federation permit the placement of shares only through public subscription.

       The procedure and term of the shares' placement through public or closed subscription shall be determined by the Board of Directors or the General Shareholders' Meeting of the Company, as stipulated in Clause 6.4. and Clause 6.5. [of its Charter].

       8.2. When increasing the charter capital by placing additional shares, the placed shares should be paid for at the market value, which shall be established by the Board of Directors together with the issue of the charter capital increase, through the procedure and by methods stipulated by the applicable laws of the Russian Federation. Herewith, the market value of the shares being placed may not be established lower than their nominal value.

       The Company shall place shares at equal market price which shall be applicable to all buyers of the securities during the whole term of placement of shares.

       8.3. When additional shares are placed, the Company and any buyer of shares execute a civil law agreement on the purchase of shares. Pursuant to such agreement, the placed shares shall be paid for within the term specified pursuant to the decision on their placement, but not later than one year following the moment of placement thereof. The shares payable in monetary form shall be paid for at the moment of acquisition thereof in accordance with the decision on placement of such shares. The shares which are not paid in monetary form, are to be paid in full at their acquisition unless the decision on placement of additional shares provides for otherwise.

       8.4. The shares being placed may be paid for in money, securities, other property or property rights, or other rights which have a monetary value.

       Herewith, the shares being placed may not be paid by offsetting the buyer's claims to the Company, nor may such shares be paid with other securities of the Company.

       The form of payment for the additional shares is to be determined by the decision on the placement of such shares.

       In the event that additional shares are placed through public subscription, payment for the shares shall be effected only in monetary form unless the decision on the placement of additional shares provides otherwise.

       8.5. Where the shares are to be paid for in non-monetary form, the monetary value of the property contributed as payment for the shares shall be determined by a majority of votes of members of the Board of Directors present at the meeting. Herewith, the market value of the property contributed as payment for the shares shall be determined through a procedure established by the applicable laws.

       8.6. The Audit Commission of the Company shall select and retain an independent evaluator whose participation in assessing the market value of the contributed property is a mandatory requirement of the applicable laws of the Russian Federation for the payment of shares with non-monetary means.

       38.2
       Category of shares:  preferred
       Class of shares:  A
       Form of shares:  registered non-documentary
       Full name of category/class of authorized shares: preferred, class A Par value (rub.): 0.0025
       Number:  531
       Total amount (rub.):  1.3275
       Terms of placement:  see previous section

39. Material Contracts and Obligations of the issuer

   None

40. Issuer's Obligations Associated with the Issuance of Shares and Securities Convertible into Shares

       9.6. In the event of placement by the Company of additional shares and the issuance of securities that are convertible into shares, which are placed through public subscription, the Company's shareholders shall have the preemptive rights to acquire such shares to the extent proportional to their shareholdings of the respective category (class), which shall be exercised in accordance with the procedure established under federal law.

41. Information on Sanctions Against the Issuer and the Issuer's Involvement in Proceedings and Investigations

       Sanctions against the issuer imposed by governmental bodies, court, during reporting quarter financial year and three financial prior years.

       Sanction imposed on:  August 17, 2001
       Imposing body: Sverdlovsk Territorial Department of Ministry of Antimonopoly Policy of Russia
       Reasons for imposing:  violation of Article 18 of the Law
       "On Competition and Limitation of Monopolistic Activities on Commodities Markets"
       Type of sanction:  administrative penalty (fine)
       Sanction amount (rub.):  25,000
       Degree of execution of the sanction:  executed

       Sanction imposed on:  October 6, 2001
       Imposing body: Federal Commission for the Securities Markets of the Russian Federation
       Reasons for imposing: violation of paragraph 5 of the Regulations on Quarterly Report of the issuer of Securities, adopted by the Resolution of FCSM of Russia as of August 11, 1998 No. 31
       Type of sanction:  administrative penalty (fine)
       Sanction amount (rub.):  10,000
       Degree of execution of the sanction:  executed

       Description of substance of all on-going or ceased trials in the reporting quarter, that may substantially influence issuer's activities:

1. Case considered by the Arbitrazh Court of the City of Moscow upon the claim of OJSC Rostelecom to Savings Bank of the Russian Federation arising from the undue performance of the bank account agreement dated October 22, 1998, write-off of the monetary funds according to the payment order of August 2, 1999 No. 99666 in the electronic form.

              Pursuant to its ruling of May 31, 2000, the court of the first instance left the claim without consideration due to the non-observance of the pre-trial procedure for the dispute settlement envisaged by the agreement. Appellate division of the court upheld the above ruling in its ruling dated July 27, 2000.

              In its ruling dated September 28, 2000, the Federal Arbitrazh Court of the Moscow Region repealed the above acts, and the case was transferred to the first instance of the Arbitrazh Court of the City of Moscow.

              Arbitrazh Court of the City of Moscow ruled against the Company, and the appellate division upheld that decision. On March 22, 2001 cassational division repealed the acts of the lower divisions and transferred the case to a new consideration. In the decision of July 6, 2001, the Arbitrazh Court of the City of Moscow ruled that a technical expertise should be held to examine electronic payment system of the "Client-Sberbank" system. Due to receiving of the expertise's conclusion the Court resumed the proceedings pursuant to the decision of July 6, 2002. In connection with necessary of experts' summoning at the Court session, processing of cases was adjourned. On January 4, 2003 Arbitrazh Court of the City of Moscow resumed the interrogation of experts.

2. A court case initiated upon OJSC Rostelecom's claim to the Moscow Inter-District Tax Inspectorate No. 40 on invalidation of the latter's Decision dated October 29, 2002 on the imposition of tax liability for the violation of tax law, namely, the failure to pay (failure to fully pay) the Unified Social Tax as a result of incorrect tax calculation, in form of a fine in the amount of 20% of the tax amount not paid - 384,293.23 rubles, as well as the collection of the tax amount not paid - 1,921,466.16 rubles from OJSC Rostelecom.

              From the tax authority's point of view, in the process of the calculation of the Unified Social Tax amount and its advance payment for the first half of 2002 OJSC Rostelecom calculated incorrectly the amount of expenses for the purposes of state social insurance. Pursuant to the ruling of Arbitrazh Court of the City of Moscow, a preliminary hearing was held on December 23, 2002. Pursuant to its ruling of January 22, 2003, the court of the first instance Decision of the Moscow Inter-District Tax Inspectorate No. 40 dated October 29, 2002 was declared invalid as not in compliance to the tax legislation.

3. Court cases initiated upon OJSC Rostelecom's claims to the Moscow Inter-District Tax Inspectorate No. 40 on invalidation of the latter's Decisions on the imposition of tax liability for violation of tax law, namely, the failure to pay the VAT as a result of the non-justification of the VAT zero-rate application for the period from December 2001 to May 2002 when rendering services to foreign diplomatic representative offices and agencies equated to such, as a consequence of the failure to deliver a full set of documents in accordance with the Regulation of the Government of the Russian Federation No. 1033 approving "The Rules of the VAT Zero-Rate Application when Rendering Services for the Official Use by Foreign Diplomatic Representative Offices and Agencies Equated to Such", dated December 31, 2002, in form of a fine in the amount of 20% of the tax amount not paid
              - 19,377 rubles in aggregate, as well as Decision on the collection from OJSC Rostelecom of the VAT amount not paid - 216,303.80 rubles in aggregate. By results of court sessions held on February - March 2003 OJSC Rostelecom's applications for the period of December, January, April 2002 were allowed completely, for the period of February and May 2002 - were allowed partly, application for the period of March was rejected. Court proceedings on appeals in response to decisions of the first instance court dated February 25, 2003, February 26, 2003,
              March 19, 2003 were scheduled for April - May 2003.

4. A court case considering by the Arbitrazh Court of the City of Moscow upon a claim to the military unit 52686 of the Ministry of Defense of the Russian Federation. The claim was made on exacting the debts in amount of 32,822,803.56 rubles and interest fee in amount of 12,485,622.17 rubles from the troop (military) unit. These debts are arisen from non-performance of the Agreement dated March 24, 2000 in part of payment for the telecommunications services provided to the military unit. Preliminary hearings scheduled for March 25, 2003, were adjourned on May 6, 2003.

       Description of grounds for all on-going or finalized investigations of the issuer in the reporting quarter, carried out by the governmental authorities, and audits of the issuer carried out at the request of its participants (shareholders):
       None

42.    Material Facts (Events, Actions) Taking Place in the Reporting Quarter

       Date of occurrence of the fact (event, action): February 26, 2003 Code:
       1800124A26022003

       The governing body of the issuer that has adopted a resolution authorizing to execute the transaction: The Board of Directors of OJSC Rostelecom (Minutes (1)8 December 10, 2002).

       Full name of the legal entity, issuer's share in the charter capital of which has changed: Open Joint-Stock Company RTComm.RU Location of the legal entity, contracting party in the transaction: 15a, Kalanchevskaya Str., 107078 Moscow Postal address of the legal entity, contracting party in the transaction: 15a, Kalanchevskaya Str., 107078 Moscow Description:
       Agreement of selling to OJSC RTComm.RU data transmission equipment which is currently leased by OJSC RTComm.RU from OJSC Rostelecom. Part of this equipment is owned by Rostelecom, the other part is under lease in accordance with leasing agreements between OJSC Rostelecom and OJSC RTC-Leasing.

       Agreement entered into force: February 26, 2003

       Date of occurrence of the fact (event, action): February 26, 2003 Code:
       1800124A26022003

       The governing body of the issuer that has adopted a resolution authorizing to execute the transaction: The Board of Directors of OJSC Rostelecom (Minutes (1)8 December 10, 2002).

       Full name of the legal entity, issuer's share in the charter capital of which has changed: Open Joint-Stock Company RTComm.RU Location of the legal entity, contracting party in the transaction: 15a, Kalanchevskaya Str., 107078 Moscow Postal address of the legal entity, contracting party in the transaction: 15a, Kalanchevskaya Str., 107078 Moscow Description:
       Agreement of parties's replacement between OJSC Rostelecom and OJSC RTComm.RU in the leasing agreements between OJSC Rostelecom and OJSC RTComm.RU with consent of OJSC RTC-Leasing .

       Agreement entered into force: February 25, 2003

43. Information on Reorganization of the Issuer, its Subsidiaries and Dependent Companies

       Reorganization of Open Joint Stock Company Rostelecom, its subsidiaries and dependent companies was not performed during the reporting quarter.

44.    Additional Material General Information on the Issuer

       No information.


B. Information on the Issuer's Financial and Economic Activitiy

45.    Annual Accounting Statements for Last Three Financial Years

       See Attachment

46. Accounting Statements of the Issuer for the Reporting Quarter

       See Attachment

47. Events Resulting in Increase or Decrease of the Issuer's Assets in the Reporting Quarter by Over 10 Percent

       Mentioned events have not taken place (None)

       Value of issuer's assets as of the end of the quarter preceding the reporting quarter: 40,949,129 thousand rub.
       Value of issuer's assets as of the end of the reporting quarter:
       36,974,232 thousand rub.

       Events Resulting in Increase or Decrease of the Issuer's Assets in the 4-th Quarter by Over 10 Percent

       Mentioned events have not taken place (None)

       Value of issuer's assets as of the end of the quarter preceding the 3-d quarter of last year: 40,412,843 thousand rub.
       Value of issuer's assets as of the end of the 4-th quarter of last year:
       40,949,129 thousand rub.

48. Events Resulting in the Increase in the Issuer's Profit (Loss) in the Reporting Quarter by Over 20 Percent, as Compared with the Previous Quarter

       Mentioned events have not taken place (None)

       The issuer's profit (loss) for the quarter preceding the reporting quarter: 1,805,402 thousand rub.
       The issuer's profit (loss) for the reporting quarter:   0 thousand rub.

       Events Resulting in the Increase in the Issuer's Profit (Loss) in the 4-th Quarter by Over 20 Percent, as Compared with the 3-d Quarter

       Mentioned events have not taken place (None)

       The issuer's profit (loss) for the 3-d quarter of last year:
       1,805,402 thousand rub.
       The issuer's profit (loss) for the 4-th quarter of last year:
       1,210,137 thousand rub.

49. Information on Establishment and Use of the Issuer's Reserve Fund and Other Special-Purpose Funds

       No funds have been established or used in the reporting quarter.

50. The Issuer's Transactions in the Reporting Quarter Amounting at Least to 10 Percent of the Issuer's Assets as per the End of the Quarter Preceding the Reporting Quarter.

       Mentioned events have not taken place (None)

51. Information on Allocation of Funds Raised by the Issuer as a Result of Placement of Issue Securities.

       The funds were not applied as mentioned above in the reporting quarter.

52. Borrowed Assets Received by the Issuer and Its Subsidiaries in the Reporting Quarter

       Data on the Issuer's borrowed assets as of the end of the reporting quarter:

------------------- ------------------- ------------------- --------------------
Item Name         Balance at the     Received     Paid        Balance at the
                  Beginning of the   (Thousand    (Thousand   End of the
                  Year (Thousand     rubles)      rubles)     Reporting  Quarter
                  rubles)                                     Thousand  rubles)
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
Long-term Bank
Credits               50,301           233,319      2,466           282,701
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including past-due      -                 -          -                 -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
Other Long-term
Loans              4,465,167              -       101,215          4,304,125
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including past-due 3,101,543              -          -             3,039,718
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
Short-term Bank
Credits                 -               94,897     95,866              -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including past-due      -                 -          -                 -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
Employee Bank
Credits                 -                 -          -                 -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including past-due      -                 -          -                 -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
Other Short-term
Loans                   -                 -          -                 -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including past-due      -                 -          -                 -
------------------- ------------------- ------------------- --------------------

       Data on the borrowed assets received by the Issuer and Its Subsidiaries as of the end of the last year:

------------------- ------------------- ------------------- --------------------
Item Name          Balance at the    Received     Paid        Balance at the End
                   Beginning of the  (Thousand    (Thousand   of the Reporting
                   Year (Thousand    rubles)      rubles)     Quarter (Thousand
                   rubles)                                    rubles)
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
Long-term Bank
Credits              777,186                      791,703             50,301
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including past-due      -                 -          -                 -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including by:           -                 -          -                 -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
Other Long-term
Loans              6,084,544              -     2,319,036          4,465,167
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including past-due 2,717,626              -          -             3,101,543
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including by:           -                 -          -                 -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
Short-term Bank
Credits                 -            2,101,306  2,101,548              -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including past-due      -                 -          -                 -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including by:           -                 -          -                 -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
Employee Bank
Credits                 -                 -          -                 -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including past-due      -                 -          -                 -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including by:           -                 -          -                 -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
Other Short-term
Loans                   -                 -          -                 -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including past-due      -                 -          -                 -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including by:           -                 -          -                 -
------------------- ------------------- ------------------- --------------------

53. Accounts Payables and Receivables of the Issuer and Its Subsidiaries for the Reporting Quarter

       Data on the issuer's accounts payable and receivables as of the end of the reporting quarter:

------------------- ------------------- ------------------- --------------------
Item Name        Balance at the     Received     Paid        Balance at the End
                 Beginning of the   (Thousand    (Thousand   of the Reporting
                 Year (Thousand     rubles)      rubles)     Quarter (Thousand
                 rubles)                                     rubles)
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
1) Accounts Receivables:
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
short-term         9,808,766       3,093,673     2,504,731       10,397,708
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including past-due 9,274,870       3,093,673     1,970,835       10,397,708
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including over
3 months           5,785,781         245,535          -           6,031,316
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including by:           -               -             -                -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
long-term            533,896            -          533,896             -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including past-due      -               -             -                -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including over
3 months                -               -             -                -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including by:           -               -             -                -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
2) Accounts payable
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
short-term        14,360,691       4,138,150     3,999,910       14,498,931
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including past-due      -               -             -                -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including over
3 months                -               -             -                -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including by:           -               -             -                -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
long-term         7,291,882        6,183,159     6,567,041        6,908,000
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including past-due      -               -             -                -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including over
3 months                -               -             -                -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including by:           -               -             -                -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
Security:
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
Received           132,165              -             -             132,165
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including
third parties           -               -             -                -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including by:
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
Granted            613,277              -         273,494           339,783
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including third
parties                 -               -             -                -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including by:           -               -             -                -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
3) Bills of Exchange Movement:
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
Issued Bills of
Exchange                -               -             -                -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including past-due      -               -             -                -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including by:           -               -             -                -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
Received Bills of
Exchange                -               -             -                -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including past-due      -               -             -                -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------
including by:           -               -             -                -
------------------- ------------------- ------------------- --------------------
------------------- ------------------- ------------------- --------------------

------------------- ------------------- ------------------- --------------------


54.      Issuer's Financial Investments

         Data on the issuer's financial investments as of the end of the reporting period:

--------------------------------------------------------------------------------
Item Name                                  Investment Amount as of the
                                           End of the Reporting Quarter
                                           (Thousand rubles)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                  Short-term        Long -term        Total
                                 (under 1 year)    (over 1 year)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Investments in the state
securities of the
Russian Federation                    -                -                -
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Investments in the state
securities of the                     -                -                -
Subjects of the Russian Federation
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Investments in the securities
of the local authorities              -                -                -
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Investments in shares, participation  -         1,886,839.65     1,886,839.65
interests of other organizations
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Investments in bonds and other debts  -            56,900.99        56,900.99
instruments
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Other loans granted               36,959.24       394,180.8        431,140.08
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Investments in the Issuer's
subsidiaries                          -            30,430.3         30,430.3
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Investments in the Issuer's dependent -            32,644.1         32,644.1
companies
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Financial Investments In Organizations Liquidated In Accordance with the
Russian Legislation
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Name of the Organization  Liquidation date  Authority Which   Investment Amount
                                            Made the Decision (Thousand rubles)
                                            on Liquidation
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Commercial Bank "Credobank" March 19, 2002  The Central Bank of      200
                                            the Russian
                                            Federation
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Limited Liability Company
"Artel Business and         April 11, 2002  Moscow Registration        2.38
telecommunications"                         Chamber
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Joint-Stock Commercial Bank December 19,
"Tokobank"                  2001            The Central Bank of        1.72
                                            the Russian
                                            Federation
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Total                                                                204.1
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Financial Investments In Organizations Considered Bankrupt In Accordance with Russian Legislation
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Name of the Organization  Liquidation date  Authority Which   Investment Amount
                                            Made the Decision (Thousand rubles)
                                            of Liquidation
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
None
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Total                                                                      -
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Issuer's Assets as of the End of the Reporting Period
(Thousand rubles)                                             41,928,388
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Financial Investments In Organizations Constituting 10 or More Percent of the Issuer's Assets as of the End of the Reporting Quarter
--------------------------------------------------------------------------------
----------------------------------------------- --------------------------------
Name of the Organization  Investment Amount (Thousand rubles)   Share of Assets
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
None
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Total                                   -                             0%
--------------------------------------------------------------------------------

55.  Other Material Information on the Issuer's Financial and Economic Activity

     No information

     C. Data on the Issuer's Securities

56.      Data on the Issuer's Shares

         Issue Number: 1
         Category: Ordinary
         Form of Shares: registered non-documentary shares
         Nominal Price of One Issued Share: 0.0025

         Number of Issued Shares: 700,312,800
         Total Issue Amount: 1,750,782

         Data on the Issue State Registration:
         Date of Registration: November 10, 1993
         Registration Number: 73-I"n"-1947
         Body of State Registration: Financial authorities

         Offering Method: Placement in accordance with the privatization plan Offering Period: From November 30, 1993 to April 28, 1994

         Present Issue State: Securities have been partially redeemed
         (cancelled)
         Number of Placed Securities in Accordance with the Registered Report of the Issue: 700,312,800
         Number of Outstanding Securities: 700,276,141
         Number of Redeemed (Cancelled) Securities: 36,659

         Data on State Registration of the Report of the Issue:
         Registration Date: August 9, 1999
         Body of State Registration: FCSM

         Limitations on circulation of issue securities (if any): None

         Market information on the issue securities:

                  Currently, the Company maintains agreements for the listing of shares with the exchanges licensed by the Federal Commission for the Securities Market of the Russian Federation, which are recognized traders of securities of the Russian issuers, namely:

a)                Moscow Interbanking Currency Exchange (MICEX). Address: build.
                  1, 1-13 Bolshoy Kislovsky Pereulok. Telephone: 234-4816. General Director: A.V. Zakharov. Agreement No. 449-2.8, dated 12 November 1997.

b) Noncommercial Partnership RTS Stock Exchange. Address: 15 Chayanova Ulitsa. Telephone: 705-9031. President: I.A. Tyryshkin. Cooperation Agreement No. LK-17, dated 17 October 1997.

c) The ordinary shares of the Company are traded as the level II American depositary receipts (ADR) on the New-York, London, Berlin, Frankfurt, Dusseldorf, Stuttgart, Bavaria, and Hamburg stock exchanges. The options for ADRs are traded on the Chicago Stock Exchange.

       Additional material information on the issue securities:

                  In accordance with the privatization plan approved by the Resolution No. 1507-r of the State Property Committee, dated August 27, 1993, the amount of the charter capital of the issuer was 2,334,376,000 (two billion three hundred thirty-four million three hundred seventy-six thousand) non-denominated rubles; 2,334,376 registered shares were issued with the nominal value of 1,000 non-denominated rubles, including 583,594 Class A and 47,007 Class B preferred shares, and 1,703,775 ordinary shares.

                  The shares were issued in non-documentary form.

                  The state registration of the shares of Joint Stock Company of the Open Type Rostelecom for the amount of 2,334,376,000 non-denominated rubles, including 1,703,775 ordinary shares for the amount of 1,703,775,000 non-denominated rubles with the nominal value of 1,000 non-denominated rubles and 630,601 preferred shares for the amount of 630,601,000 non-denominated rubles with the nominal value of 1,000 non-denominated rubles was effected by the Finance Department of the Government of Moscow (Letter No. 06-22/1947, dated November 15, 1993) in accordance with the Resolution No. 547 of the Government of the Russian Federation, dated 4 August 1992. The code of the state registration No. 71-I "n" - 1947 was assigned to the issue of shares on November 10, 1993.

                  The initial placement of the shares of OJSC Rostelecom was effected in accordance with the requirements of the First variant of privatization privileges. The date of disclosure of the information on the issuance and the date of the beginning of the initial placement was November 30, 1993, the relevant announcement having been published in "Rossiiskaya Gazeta," on November 30, 1993.

                  The shares were distributed on the basis of the applications of shareholders, the minutes of the meetings of the employees' representatives, the minutes of the meeting of the commission on privatization and minutes of the auctions for the sale of shares.

                  The following shares were placed through private subscription, which took place from November 30, 1993 to January 13, 1994:

- 9.16% of the ordinary shares were placed among employees and former employees of the company on preferential terms (with a 30% discount from the nominal value);

- 4.94% of the ordinary shares were placed among executive officers of the administration at the nominal value;

- 25% of the preferred shares were placed among employees and former employees of the company without charge;

- 38% of the ordinary shares were retained at the disposition of the State Property Committee for the three-year period; and

- 22.9% of the ordinary shares were retained at the disposition of the Russian Fund of Federal Property for the sale at auctions.

                   21.88% of the shares were sold at the interregional voucher auction held by the Russian Fund of Federal Property from March 14, 1994 to April 12, 1994. The auction resulted in the one to eighty split of the shares. After the split the total amount of the ordinary shares amounted to 140,062,560 and the total amount of the preferred shares to 46,687,520 with the nominal value of 12.5 non-denominated rubles.

                  April 28, 1994 is considered as the date of completion of the initial placement of the shares, which was the date of the closing of the voucher auction (Minutes No. 9358 of the voucher auction held by the Russian Fund of Federal Property, dated April 28, 1994) and the date of the global operation in the shareholders register. The special cash auction held by the Russian Fund of Federal Property from July 10, 1995 to August 11, 1995, on which 0.87% of the shares were sold, resulted in the subsequent one to five split of the shares. As a result the nominal value of the shares amounted to 2.5 of non-denominated rubles, the total amount of the ordinary shares amounted to 700,312,800 shares, including 18,802,800 Class B registered preferred shares and 233,437,600 Class A preferred shares.

                  As a result of the change of the face value of the ruble on January 1, 1998, the nominal value of the shares amounted to
                  0.0025 ruble. In addition, two cash auctions were held on July 26, 1994 (0.13% shares were sold) and 31 January 1996 (0.022%
                  of the shares were sold).

                  The date of the global operation in the shareholders register was April 28, 1994. Closed Joint Stock Company Irkol, the specialized registrar, effected the global operation (Agreement No. 188 on Registrar Services, dated 7 April 1994). The registered address of the registrar: build. 1, 7 Novatorov Unlitsa, Moscow 107078.
                  Telephone:  208-1515.  General
                  Director: Vladislav Victorovich Moskalchuk.

                  On July 8, 1997 the Russian Fund of Federal Property transferred 354,825,200 ordinary shares as the contribution into the charter capital of Open Joint Stock Company Svyazinvest, which amounted to 38.005% of the charter capital of the Company.

       Issue Number: 1
       Category: Preferred
       Class: A
       Form of Shares: registered non-documentary shares
       Nominal Price of One Issued Share: 0.0025

       Number of Issued Shares: 233,437,600
       Total Issue Amount: 583,594

       Data on the Issue State Registration:
       Date of Registration: November 10, 1993
       Registration Number: 73-I"n"-1947
       Body of State Registration: Financial authorities

       Offering Method: Placement in accordance with the privatization plan Offering Period: From November 30, 1993 to April 28, 1994

       Present Issue State: Securities have been partially redeemed (cancelled) Number of Placed Securities in Accordance with the Registered Report of the Issue: 233,437,600
       Number of Outstanding Securities: 233,358,300
       Number of Redeemed (Cancelled) Securities: 79,300

       Data on State Registration of the Report of the Issue:
       Registration Date: August 9, 1999
       Body of State Registration: FCSM

       Limitations on Circulation of Issue Securities (if any): None

       Market Information on the Issue Securities:

       Currently, the Company maintains agreements for the listing of shares with the exchanges licensed by the Federal Commission for the Securities Market of the Russian Federation, which are recognized traders of securities of the Russian issuers, namely:

a) Moscow Interbanking Currency Exchange (MICEX). Address: build. 1, 1-13 Bolshoy Kislovsky Pereulok.
       Telephone:  234-4816.  General  Director:  A.V. Zakharov.
       Agreement  No. 449-2.8,  dated  12 November 1997.

b)     Noncommercial Partnership RTS Stock Exchange. Address: 15
       Chayanova Ulitsa. Telephone: 705-9031.
       President: I.A. Tyryshkin.
       Cooperation Agreement No. LK-17, dated 17 October 1997.

       Additional Material Information on the Issue Securities: No information

         Issue Number: 2
         Category: Ordinary
         Form of Shares: registered non-documentary shares
         Nominal Price of One Issued Share: 0.0025

         Number of Issued Shares: 28,420,603
         Total Issue Amount: 71,051.5075

         Data on the Issue State Registration:
         Date of Registration: August 16, 1999
         Registration Number: 1-02-00124-A
         Body of State Registration: FCSM

         Offering Method: conversion in the course of reorganization Offering Period: from August 28, 2000 to August 28, 2000

         Present Issue State: Placement has been completed
         Number of Placed Securities in Accordance with the Registered Report of the Issue: 28,420,179

         Data on State Registration of the Report of the Issue:
         Registration Date: October 11, 2000
         Body of State Registration: FCSM

         Limitations on Circulation of Issue Securities (if any): none

         Market Information on the Issue Securities:
         See paragraph 56

         Additional Material Information on the Issue Securities:
         No information

         Issue Number: 2
         Category: A
         Form of Shares: registered non-documentary shares
         Nominal Price of One Issued Share: 0.0025

         Number of Issued Shares: 9,473,534
         Total Issue Amount: 23,683.835

         Data on the Issue State Registration:
         Date of Registration: August 16, 1999
         Registration Number: 2-02-00124-A
         Body of State Registration: FCSM

         Offering Method: conversion in the course of reorganisation Offering Period: from August 28, 2000 to August 28, 2000

         Present Issue State: placement has been completed
         Number of Placed Securities in Accordance with the Registered Report of the Issue: 9,473,169

         Data on State Registration of the Report of the Issue:
         Registration Date: October 11, 2000
         Body of State Registration: FCSM

         Limitations on Circulation of Issue Securities (if any):  none

         Market Information on the Issue Securities:  see paragraph 56

         Additional Material Information on the Issue Securities: no information

         57. Data on the Issuer's Bonds

         No bonds have been issued by the issuer


D. Other Data on the Issuer's Securities
58, 59, 60. Rights of the Issuer's Shareholders.
            Dividends on the Issuer's Shares

58.1

         Category of Shares: preferred
         Class: A
         Form of Shares: registered non-documentary shares
         Full Name of Category/ Class of Authorized Shares:
         class A preferred shares
         Holder Rights for Shares of this Category (Class):

                  10.1. Each preferred share of Class A shall provide to its holder an equal scope of rights.

                  10.2. The holders of preferred shares of the Company shall not be entitled to vote at a General Shareholders' Meeting unless the applicable laws of the Russian Federation and this Charter provide for otherwise.

                  10.3. The holders of preferred shares of Class A shall be entitled to receive a fixed annual dividend, unless this Charter stipulates otherwise. The total amount payable as a dividend on each preferred share of Class A shall be established as 10 (ten) percent of the Company's net profits upon results of the last financial year, divided by the number of shares constituting 25 (twenty five) percent of the Charter Capital of the Company. Herewith, if the amount of dividends payable by the Company on each ordinary share in a given year exceeds the amount payable as dividend on each preferred share of Class A, the amount of the latter dividend may be increased up to the amount of the dividend payable on ordinary shares.

                  10.4. Each holder of a preferred share of Class A shall be entitled:


                  10.4.1. to sell and otherwise dispose of the shares held at any time without a prior agreement with the other shareholders or approval from the bodies of the Company;


                  10.4.2. to participate in a General Shareholders' Meeting with the right to vote on issues relating to reorganization and liquidation of the Company;


                  10.4.3. the holders of preferred shares of Class A are entitled to vote at the meetings of shareholders in cases when the adoption of amendments or additions to this Charter shall involve restriction of rights of the holders of preferred shares, including establishment or increase of the amount of the dividend and (or) establishment or increase of the liquidation quota payable on preferred shares of the previous order of priority, or in the case of providing to the holders of preferred shares of other types of privileges in respect of the order of priority for paying the dividend and (or) liquidation value of the shares.

                  The holders of preferred shares of Class A, the amount of dividend on which is established in this Charter, shall be entitled to participate in a General Shareholders' Meeting with the right to vote on all issues on the meeting's agenda, starting from the meeting following an annual General Shareholders' Meeting, which has decided not to pay out the dividends or has decided to pay out only a part of the dividends on preferred shares of Class A. The right of holders of preferred shares of Class A to participate in a General Shareholders' Meeting shall be terminated as of the moment the dividends on such shares are paid in full;


                  10.4.4. in the event of the Company's liquidation, to receive a part of the property or the value of a part of the property remaining after settlements with the Company's creditors. Herewith, the property remaining after the creditors' claims have been satisfied, shall be used to effectuate payments through the following procedure:

- available unpaid dividends on preferred shares of Class A shall be paid out;

- holders of preferred shares of Class A shall be paid the nominal value of the shares they hold;

- the remaining property shall be distributed among the holders of preferred shares of Class A and of ordinary shares in proportion to their shareholdings in the total number of the shares placed by the Company, adjusted for the value of the preferred shares of Class A (liquidation value of preferred shares of Class A) paid out earlier;


                  10.4.5. to receive from the Company's Registrar extracts from the shareholders register and other information through the procedure stipulated for the holders of ordinary shares of the Company in Clause 9.2.5. hereof;


                  10.4.6. to receive information contained in the Company's documents listed in Clause 9.2.6. hereof, through the procedure stipulated by this Charter for the holders of ordinary shares of the Company;


                  10.4.7. to exercise rights specified in Clauses 9.2.1., 9.2.7., 9.2.8., 9.2.9. hereof, in accordance with the applicable laws and this Charter.

         Dividends on Shares of this Category (Class):
         Period: 1999
         Dividends Accrued per Share (rub): 0.8093
         Total Amount of Dividends Accrued to Shares of this Category (Class)
         (rub): 188,856,872.19
         Total Amount of Dividends Paid to Shares of this Category (Class)
         (rub): 187,517,984.88

         Period: 2000
         Dividends Accrued per Share (rub): 0.4243
         Total Amount of Dividends Accrued to Shares of this Category (Class)
         (rub): 103,033,392.3
         Total Amount of Dividends Paid to Shares of this Category (Class)
         (rub): 101,853,521.77

         Period: 2001
         Dividends Accrued per Share (rub): 0.919524
         Total Amount of Dividends Accrued to Shares of this Category (Class)
         (rub): 223,289,290.85
         Total Amount of Dividends Paid to Shares of this Category (Class)
         (rub): 203,872,481.28

         Amount of Dividends Accrued per Share of this Category (Class) with Due Date Yet to Come (rub): 0

58.2

         Category of Shares: ordinary
         Form of Shares: registered non-documentary
         Full Name of Category/ Class of Authorized Shares: ordinary Holder's Rights for Shares of this Category (Class):

                  9.1. Each ordinary share of the Company shall provide to its holder an equal scope of rights.

                  9.2. Each holder of ordinary shares of the Company shall be entitled:

                  9.2.1. to sell and otherwise dispose of the shares held at any time without a prior agreement other shareholders or approval from the bodies of the Company;

                  9.2.2. to participate in a General Shareholders' Meeting with the right to vote on all issues within its competence. In the event that the shareholder has acquired the ownership of the shares after the approval by the Board of Directors of the list of shareholders entitled to participate in the General Shareholders' Meeting, the shareholder shall be entitled to participate in the meeting only on the basis of a power of attorney issued by the former holder of the shares;

                  9.2.3. to receive dividends if such are declared and paid out through the procedure stipulated by this Charter;

                  9.2.4. to receive a part of the property or the value of a part of the Company's property remaining during the Company's liquidation, after the settlements with creditors, in proportion to the shares held by the shareholder, through the procedure and in the order stipulated by the applicable laws of the Russian Federation and this Charter;

                  9.2.5. to receive from the Company's registrar extracts form the shareholders register certified with the registrar's seal, to receive information on its personal account as well as other information provided for by the legal acts of the Russian Federation, in the form, on the conditions, through the procedure and within the term established in the Regulations on Maintaining the Shareholders' Register approved by the Company's registrar within its authority;

                  9.2.6. to obtain information contained in this Charter, the Certificate of State Registration of the Company and other Company documents other than documents containing state or commercial secrets;

                  9.2.7. in cases provided for by the applicable laws of the Russian Federation, to defend, through legal procedures, its infringed civil rights and demand recovery for damages suffered from the Company;

                  9.2.8. to require from the Company a buy-out of all or a part of the holder's shares, in cases and through the procedure stipulated by the applicable laws of the Russian Federation;

                  9.2.9. to sell shares to the Company in the event that the Company decides to buy-out such shares;

                  9.2.10. to require from the Company an extract from the list of persons entitled to participate in the general meeting of the shareholders, containing information on the shareholder.

                  A shareholder has to pay for the services related to the provision of the required documents in accordance with the price list approved by the Management Board of the Company. Herewith, the prices for such services shall not exceed the cost of making copies of the documents and sending the documents by mail.

                  9.3. A shareholder or a group of shareholders holding, in aggregate, not less than 2 (two) percent of the ordinary shares of the total number of the placed voting ordinary shares of the Company, as of the date of proposing issues to the agenda, are entitled to introduce issues into the agenda for the annual shareholders meeting, as well as to propose candidates to the Board of Directors, the Audit Commission and the counting commission of the Company for the election, at the annual or extraordinary General Shareholders' Meeting, through the procedure, on conditions and within the term established by this Charter.

                  9.4. A shareholder or a group of shareholders holding, in aggregate, not less than 10 (ten) percent of the ordinary shares of the total number of the placed voting ordinary shares of the Company, is entitled:

- to require the convening of and, in cases stipulated by the applicable laws of the Russian Federation, to convene an extraordinary General Shareholders' Meeting of the Company;

- to require the revision (audit) of the financial and business activities of the Company.

                  9.6. In the event of placement by the Company of additional shares and the issuance of securities that are convertible into shares, which are placed through public subscription, the Company's shareholders shall have the preemptive rights to acquire such shares to the extent proportional to their shareholdings of the respective category (class), which shall be exercised in accordance with the procedure established under federal law.

                  9.7 The Company's shareholders shall have the right of access to the documents provided for under Section 35.1 of this Charter in the manner determined under Article 91 of the Federal Law "On Joint Stock Companies" and Article 35 of this Charter.

         Dividends on Shares of this Category (Class):
         Period: 1999
         Dividends Accrued per Share (rub): 0.1645
         Total Amount of Dividends Accrued to Shares of this Category (Class)
         (rub): 115,195,425.2
         Total Amount of Dividends Paid to Shares of this Category (Class)
         (rub): 114,176,449.68

         Period: 2000
         Dividends Accrued per Share (rub): 0.1634
         Total Amount of Dividends Accrued to Shares of this Category (Class)
         (rub): 119,068,978.69
         Total Amount of Dividends Paid to Shares of this Category (Class)
         (rub): 117,827,766.31

         Period: 2001
         Dividends Accrued per Share (rub): 0.214496
         Total Amount of Dividends Accrued to Shares of this Category (Class)
         (rub): 156,302,518.72
         Total Amount of Dividends Paid to Shares of this Category (Class)
         (rub): 152,165,285.56

         Amount of Dividends Accrued per Share of this Category (Class) with Due Date Yet to Come (rub): 0

61.    Limitations on the Circulation of Securities

       See paragraphs 56 and 57

62.    Other Material Information on the Issuer's Securities

       No information

                                      ANNEX


                               Accounting Reports

                             as of December 31, 2002

                                  BALANCE SHEET



as of December 31, 2002

Organization: OJSC Rostelecom

Taxpayer Identification Number:

Type of Activity: Telecommunications

Organizational and legal form/ form of ownership:

Open joint-stock company

Unit of measure: Thousand rubles

------------------------ ---------- ----------------------- --------------------
ASSET                        Line code   At the beginning of   At the end of the
                                        the reporting period    reporting period
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
1                                 2               3                  4
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
                I. NON-CIRCULATING ASSETS
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Intangible assets (04, 05)      110              23                 21
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
patents, licenses,
trademarks (service marks),     111              23                 21
other similar rights and assets
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
formation expenses              112               -                  -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
goodwill                        113               -                  -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Fixed assets (01, 02, 03)       120      19,550,604         17,143,830
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
land plots and natural
resources                       121             116                137
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
buildings, plant and equipment  122      13,976,157         10,843,424
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Construction in progress
(07, 08, 16, 61)                130       2,950,952          2,863,205
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Profitable investments in
 tangible assets (03)           135               -                  -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
property for leasing            136               -                  -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
property provided under
lease contract                  137               -                  -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Long-term financial
investments (06, 82)            140       1,053,469          2,517,331
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
investments in subsidiaries     141          63,639            560,677
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
investments in dependent
companies                       142          22,578             30,582
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
investments in other
organizations                   143          26,964          1,340,838
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
loans to organizations payable
in more than 12 months          144         450,468              9,044
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
other long-term financial
investments                     145         489,820            576,190
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Other non-circulating
assets                          150               -            385,225
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
TOTAL for Section I             190      23,555,048         22,909,612
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
                 II. CIRCULATING ASSETS
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Inventories                     210       1,167,248            690,868
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
raw materials, consumables,
and other assets (10,           211         541,579            526,354
12, 13, 16)
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
livestock in breeding and
feeding (11)                    212              44                  -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
work in progress costs
(distribution costs)            213           2,713             53,354
(20, 21, 23, 29, 30, 36, 44)
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
finished products and goods for
resale (16, 40, 41)             214           6,549              6,450
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
shipped goods (45)              215           1,516                  -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
deferred expenses (31)          216         614,847            104,311
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
other reserves and expenses     217               -                  -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Value-added tax on acquired
assets (19)                     220       2,337,482          1,988,908
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Accounts receivable
(payment expected more than 12  230         834,879            533,896
months after the reporting date)
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
buyers and customers
(62, 76, 82)                    231         452,606            160,836
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
bills of exchange receivable
(62)                            232               -                  -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
amounts owed by subsidiaries
and dependent companies (78)    233               -                  -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
advances made (61)              234         382,273            373,060
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
other debtors                   235               -                  -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Accounts receivable (payment
expected within 12 months       240       6,415,733          9,274,870
of the reporting date)
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
buyers and customers
(62, 76, 82)                    241       5,359,187          7,454,699
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
bills of exchange receivable
(62)                            242               -                  -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
amounts owed by subsidiaries
and dependent companies (78)    243               -                  -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
amounts owed by participants
(founders) in respect           244               -                  -
of contributions to charter capital (75)
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
advances made (61)              245         457,350            564,398
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
other debtors                   246         599,196          1,255,773
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Short-term financial
investments (56, 58, 82)        250       1,129,842          4,259,058
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
including:
loans to organizations payable  251          65,180            426,624
in less than 12 months
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
own shares redeemed from
shareholders                    252               -                  -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
other short-term financial
investments                     253       1,064,662          3,832,434
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Monetary assets                 260       1,534,000          1,291,917
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
cash (50)                       261           1,563              1,626
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
settlement accounts (51)        262         723,759            700,732
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
foreign-currency accounts (52)  263         268,532            274,094
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
other monetary assets
(55, 56, 57)                    264         540,146            315,465
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Other circulation assets        270               -                  -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
TOTAL for Section II            290      13,419,184         18,039,517
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
BALANCE (sum of lines
190+290)                        300      36,974,232         40,949,129
------------------------ ---------- ----------------------- --------------------


------------------------ ---------- ----------------------- --------------------
LIABILITIES               Line code   At the beginning of     At the end of the
                                      the reporting period    reporting period
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
1                             2                3                      4
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
III. CAPITAL AND RESERVES
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Charter capital (85)        410               2,429                2,429
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Additional capital (87)     420          12,495,346           12,496,708
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Reserve capital (86)        430                 364                  364
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
statutory reserves          431                 364                  364
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
reserves formed in
accordance with foundation  432                   -                    -
documents
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Social fund (88)            440                   -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Special-purpose financing
and receipts (96)           450                   -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Retained earnings of
previous years (88)         460           4,848,241            3,701,639
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Uncovered losses of
previous years (88)         465          (1,047,412)                   -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Undistributed profit of
the reporting year (88)     470                   -            3,095,416
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Uncovered losses of the
 reporting year (88)        475                   -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
TOTAL for Section III       490          16,298,968           19,296,556
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
IV. LONG-TERM LIABILITIES
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Loans and credits (92, 95)  510           1,542,528              847,687
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
bank credits repayable
more than 12 months after   511                   -                    -
the reporting date
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
loans repayable more than
12 months after the         512           1,542,528              847,687
reporting date
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Other long-term liabilities 520           7,796,449            6,444,195
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
TOTAL for Section IV        590           9,338,977            7,291,882
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
V. SHORT-TERM LIABILITIES
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Loans and credits (90, 94)  610           5,319,106            3,667,780
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
bank credits repayable
within 12 months of the     611             777,186               50,301
reporting date
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
loans repayable within 12
months of the reporting date 612          4,541,920            3,617,479
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Accounts payable            620           5,586,754           10,303,024
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
suppliers and contractors
 (60, 76)                   621             348,716            4,696,138
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
bills of exchange payable
(60)                        622                   -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
amounts owed to subsidiaries
and dependent companies (78) 623                  -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
amounts owed to employees
(70)                        624              49,395               54,609
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
amounts owed to state
extrabudgetary fund (69)    625              28,995                9,976
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
amounts owed to the budget
(68)                        626             307,028              718,035
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
advances received (64)      627              60,726              319,298
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
other creditors             628           4,791,894            4,504,968
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Income payable to
participants (founders)(75) 630              20,492               47,593
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Deferred income (83)        640             409,935              342,294
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Provisions for expenses
(89)                        650                   -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Other short-term liabilities 660                  -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
TOTAL for Section V         690          11,336,287           14,360,691
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
BALANCE (sum of lines
490 + 590 + 690)            700          36,974,232           40,949,129
------------------------ ---------- ----------------------- --------------------


                                    STATEMENT
                        OF ASSETS ON OFF-BALANCE ACCOUNTS

------------------------ ---------- ----------------------- --------------------
Item                      Line code   At the beginning of     At the end of the
                                      the reporting period    reporting period
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
1                           2                          3                    4
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Rented fixed assets (001) 910                     31,826                1,012
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
including leased assets   911                          -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Valuables in custody (002)920                      4,849                3,721
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Consigned goods (004)     930                        104                   43
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Bad debts written off
as losses (007)           940                      6,794                6,345
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Received security for
obligations and payments
 (008)                    950                    132,165              132,165
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Issued security for
obligations and payments
(009)                     960                  8,289,570              613,277
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Depreciation of housing
 (014)                    970                    224,192              221,803
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Depreciation of amenities
and similar facilities
(015)                     980                        590                  670
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Registered forms          990                         19                   21
------------------------ ---------- ----------------------- --------------------

                         STATEMENT OF PROFIT AND LOSSES



as of December 31, 2002

Organization: OJSC Rostelecom

Taxpayer Identification Number:

Type of Activity: Telecommunications

Organizational and legal form/ form of ownership:

Open joint-stock company

Unit of measure: Thousand rubles



------------------------ ---------- ----------------------- --------------------
Item                      Line code    For the reporting        For the same
                                             period             period of the
                                                                preceding year
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
1                               2                3                      4
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
       I. Income and expenses for usual activities
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Proceeds (net) from sale
of goods, products, work,     010         25,408,768           19,229,816
services (less the VAT,
excises, and similar obligatory
payment)
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Cost price of goods,
products, work, and service
sold                          020         15,699,713           11,901,700
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Gross profit                  029          9,709,055            7,328,116
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Trading costs                 030             70,640              170,262
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Management costs              040          1,918,286            1,545,675
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Profit (loss) from sales
(lines (010 - 020 - 030 - 040)) 050        7,720,129            5,612,179
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
            II. Operating income and expenses
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Interest receivable           060            239,673               92,679
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Interest payable              070            354,218              676,725
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Income from participation
in other organizations        080             88,408               82,824
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Other operating income        090         11,497,186            4,346,343
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Other operating expenses      100         11,029,909            5,182,137
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
           III. Non-sales income and expenses
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Non-sales income              120         12,111,179            1,135,317
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Non-sales expenses            130         14,986,103            1,304,857
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Profit (loss) before tax
(lines (050+060-070+080+      140          5,286,345            4,105,623
090 - 100 + 120 - 130))
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Tax on profit and other
similar compulsory payments   150          2,186,701            1,871,390
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Profit (loss) from usual
activities                    160          3,099,644            2,234,233
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
          IV. Extraordinary income and expenses
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Extraordinary income          170                  -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Extraordinary expenses        180              4,228                1,340
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Net profit (undistributed
profit (loss) for the         190          3,095,416            2,232,893
reporting period)
(lines (160 + 170 - 180))
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Reference.                    201                  -             0.919524
Dividends accrued per Share:
preffered
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
ordinary                      202                  -             0.214496
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Estimated dividends of the
following year accrued per    203                  -                    -
Share:
preffered
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
ordinary                      204                  -                    -
------------------------ ---------- ----------------------- --------------------


                       INDIVIDUAL INCOME AND EXPENSE ITEMS

------------------------------------------- ------------------------------------
Item                            Line          For the         For the same
                                code     reporting period        period
                                                           of the preceding year
------------------------------------------- ------------------------------------
------------------------ ------------------ ----------------- ------------------
                                           profit   loss     profit       Loss
------------------------ ------------------ ----------------- ------------------
------------------------ ------------------ ----------------- ------------------
1                                 2          3        4        5            6
------------------------ ------------------ ----------------- ------------------
------------------------ ------------------ ----------------- ------------------
Fines, penalties,  and charges   210    16,507    1,314    20,857       175,574
acknowledged   by   payer   or
payable    pursuant   to   the
decision of a court  (arbitral
tribunal)
------------------------ ------------------ ----------------- ------------------
------------------------ ------------------ ----------------- ------------------
Accumulated income (loss)        220  11,151,338  11,896,645  26,919    114,704
------------------------ ------------------ ----------------- ------------------
------------------------ ------------------ ----------------- ------------------
Compensation     for    losses   230      6,751     125       976         1,078
caused  by  nonperformance  or
undue      performance      of
obligations
------------------------ ------------------ ----------------- ------------------
------------------------ ------------------ ----------------- ------------------
Exchange-rate  differences  in   240  869,267  1,631,646  1,003,750     664,907
foreign-exchange operations
------------------------ ------------------ ----------------- ------------------
------------------------ ------------------ ----------------- ------------------
Reduction  of  cost  price  of   250     -        -            -            -
manufacturing   inventory   by
the   end  of  the   reporting
period
------------------------ ------------------ ----------------- ------------------
------------------------ ------------------ ----------------- ------------------
Write-off of  receivables  and   260  475         1,187     1,371        1,658
payables  upon  expiration  of
limitation period
------------------------ ------------------ ----------------- ------------------




Independent auditor's report
on financial statements
of OJSC ROSTELECOM

(Translation from Statutory Auditor's Report expressed in the Russian Language)


   To the shareholders of OAO Rostelecom


DETAILS OF THE AUDITING FIRM

   Name: CLOSED JOINT STOCK COMPANY ERNST & YOUNG VNESHAUDIT
   Address: 20/12 Podsosensky Pereulok, building 1-1A, Moscow, 105062 Russia. State registration: certificate (1)033.468 series LO-011903, issued by the Moscow Registration Chamber on March 23, 2000. License to engage in auditing activity, including general and bank audit, insurance audit, and audit of funds and stock exchanges, No. A003246, approved by Ministry of Finance RF order No.9 dated January 17, 2003, for the term of five years.


   DETAILS OF THE AUDITED ENTITY

   Name: OAO Rostelecom
   Address: 5 Delegatskaya ul., Moscow, 127091 Russia.
   State registration: certificate(1)021.833 series VZ-008630, issued by the Moscow Registration Chamber on September 23, 1993.

   Licenses to engage in licensed activities:

-------------------- ------------------------ -------------- -------------------
Type of activity     License number    Issued by   Date of issue   License term
-------------------- ------------------------ -------------- -------------------
-------------------- ------------------------ -------------- -------------------
Intercity and        No. 8777        State Committee of
international                        the Russian         17.10.1997  01.01.2004
telecommunication                    Federation on
services                             communication and
                                     informatization
Local                No. 8701        State Committee of  17.10.1997  01.11.2005
telecommunication                    the Russian
services                             Federation on
                                     communication and
                                     informatization
Telematic services   No. 3226        Ministry of         15.05.1997  15.05.2007
                                     Communications of the
                                     Russian Federation

   Besides licenses listed above, OAO Rostelecom has six licenses to provide various types of telecommunication services.

1. We have audited the accompanying financial statements of OAO Rostelecom for the period from January 1 through December 31, 2002 which are comprised of the balance sheet, the statement of income, the statement of changes in shareholders' equity, the statement of cash flows, appendix to the balance sheet and the explanatory note to the financial statements. The preparation and presentation of these financial statements are the responsibility of the management of OAO Rostelecom. Our responsibility is to express an opinion on the fairness, in all material respects, of these statements and on compliance of accounting procedures with the legislation of the Russian Federation based on our audit.

2. Financial statements of OAO Rostelecom for the periods prior to 2002 were audited by other auditing firms. Opinion of other auditors on the financial statements of OAO Rostelecom for the year ended 31 December
         2001  was  expressed  in  the  auditor's   report  dated  20  March
         2002  which   contained qualifications  with respect to the
         impossibility to obtain evidence of compliance of the accounting policy used to reflect transactions related to the foreign economic activity of the company with the economic substance of such transactions, and with respect to unsupported amounts representing expenditures incurred in years prior to 2001 included in the capital construction balance. Scope of work performed by us did not include an audit of the financial statements of OAO Rostelecom for the periods, prior to the year ended 31 December 2002.

3. We conducted our audit in accordance with Federal Law Concerning Auditing Activity, approved Federal Rules (Standards) on Auditing, the Rules (Standards) for Auditing Activities, as approved by the Committee on Auditing Activity attached to the President of the Russian Federation, and International Standards on Auditing where they do not contradict the above Rules.

4. The audit was planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement. The audit was performed on a selective basis and included an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements concerning the financial and business operations of the audited entity; an assessment of the accounting principles and methods, the rules used in the preparation of the financial statements, and significant estimates derived by the management of the audited entity; as well as the evaluation of the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion on the fairness of these financial statements and on compliance of accounting procedures with the legislation of the Russian Federation.

5. As disclosed in p.2.12 of the accompanying Explanatory note to the financial statements of OAO Rostelecom for the year ended
         31 December 2002, in 2002 OAO Rostelecom introduced changes to its accounting policy related to the recognition of settlements with the foreign telecommunication administrations for international telecommunication services provided and consumed in connection with the development by OAO Rostelecom of new method of accounting for such operations aimed to increase the accuracy of accounting for and reporting of such transactions. Effect of the consequences of the change in accounting policy on the periods prior to the reporting period could not be assessed with adequate level of reliability. Consequently, we are not able to express our opinion with respect to the prior years profits identified in the current year reflected as part of non-operating income, prior years losses identified in the current year reflected as part of non-operating expenses, and the corresponding tax effects related to the prior periods' operations.

6. In our opinion, except for the adjustments, which might be considered necessary could all effects of the change in accounting policy in respect of the prior periods be assessed, as discussed in the preceding paragraph, the accounting procedures at OAO Rostelecom insofar as they relate to the preparation of financial statements in 2002 complied with the requirements of Federal Law Concerning Accounting No. 129-FZ of November 21, 1996, and the aforementioned financial statements have been prepared in accordance with the said Law to ensure the fair reflection, in all material respects, of the financial position of OAO Rostelecom as of December 31, 2002 and its financial results for the period from January 1 through December 31, 2002.

7. The accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Russia. Accordingly, the accompanying financial statements are not designed for those who are not informed about accounting principles, procedures and practices in Russia.


   28 March 2003


   Balashov Vadim Alexandrovich
   Partner


   Golkova Tatiana Georgievna
   Auditor's qualification certificate No. 024831 (general audit), validity: prolonged on 31 January 2002 without limitation of duration

                                      ANNEX


                               Accounting Reports

                              as of March 31, 2003

                                  BALANCE SHEET



as at March 31, 2003

Organization: OJSC Rostelecom

Taxpayer Identification Number:

Type of Activity: Telecommunications

Organizational and legal form/ form of ownership:

Open joint-stock company

Unit of measure: Thousand rubles

------------------------ ---------- ----------------------- --------------------
ASSET                    Line code   At the beginning of     At the end of the
                                     the reporting period    reporting period
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
1                               2                3                    4
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
                I. NON-CURRENT ASSETS
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Intangible assets (04, 05)    110               21                   20
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
patents, licenses, trademarks
(service marks),              111               21                   20
other similar rights and assets
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
formation expenses            112                -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
goodwill                      113                -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Fixed assets (01, 02, 03)     120       17,143,830           16,273,305
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
land plots and natural
resources                     121              137                  232
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
buildings, plant and
equipment                     122       10,843,424           10,132,502
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Construction in progress
(07, 08, 16, 61)              130        2,863,205            3,363,674
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Profitable investments in
tangible assets (03)          135
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
property for leasing          136
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
property provided under
lease contract                137
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Long-term financial
investments (06, 82)          140         2,517,331            2,543,210
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
investments in subsidiaries   141           560,677              560,677
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
investments in dependent
companies                     142            30,582               30,892
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
investments in other
organizations                 143         1,340,838            1,340,738
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
loans to organizations
payable in more than 12       144             9,044                9,020
months
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
other long-term financial
investments                   145           576,190              601,883
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Other non-circulating assets  150           385,225              537,763
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
TOTAL for Section I           190        22,909,612           22,717,972
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
                 II. CIRCULATING ASSETS
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Inventories                   210           690,868              981,326
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
raw materials, consumables,
and other assets (10,         211           526,354              513,671
12, 13, 16)
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
livestock in breeding and
feeding (11)                  212                 -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
work in progress costs
(distribution costs)          213            53,753               55,467
(20, 21, 23, 29, 30, 36, 44)
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
finished products and goods
for resale (16, 40, 41)       214             6,450                6,179
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
shipped goods (45)            215
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
deferred expenses (31)        216           104,311              406,009
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
other reserves and expenses   217
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Value-added tax on acquired
assets (19)                   220          1,988,908            1,951,477
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Accounts receivable (payment
expected more than 12         230            533,896                    -
months after the reporting date)
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
buyers and customers
(62, 76, 82)                  231            160,836                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
bills of exchange receivable
(62)                          232                  -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
amounts owed by subsidiaries
and dependent companies (78)  233                  -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
advances made (61)            234            373,060                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
other debtors                 235                  -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Accounts receivable
(payment expected within
12 months                     240          9,274,870           10,397,708
of the reporting date)
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
buyers and customers
(62, 76, 82)                  241          7,454,699            8,141,962
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
bills of exchange receivable
(62)                          242                  -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
amounts owed by subsidiaries
and dependent companies (78)  243                  -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
amounts owed by participants
(founders) in respect         244                  -                    -
of contributions to charter
capital (75)
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
advances made (61)            245             564,398              878,056
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
other debtors                 246           1,255,773            1,377,690
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Short-term financial
investments (56, 58, 82)      250           4,259,058            3,254,834
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
including:                    251             426,624              422,120
loans to organizations payable
in less than 12 months
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
own shares redeemed from
shareholders                  252                   -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
other short-term financial
investments                   253           3,832,434            2,832,714
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Monetary assets               260           1,291,917            2,625,071
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
cash (50)                     261               1,626                2,005
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
settlement accounts (51)      262             700,732            1,957,663
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
foreign-currency accounts
(52)                          263             274,094              318,281
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
other monetary assets
(55, 56, 57)                  264             315,465              347,122
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Other circulation assets      270
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
TOTAL for Section II          290          18,039,517           19,210,416
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
BALANCE (sum of lines 190+290) 300         40,949,129           41,928,388
------------------------ ---------- ----------------------- --------------------


------------------------ ---------- ----------------------- --------------------
LIABILITIES               Line code   At the beginning of     At the end of the
                                      the reporting period    reporting period
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
1                             2                3                      4
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
                III. CAPITAL AND RESERVES
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Charter capital (85)        410                 2,429                2,429
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Additional capital (87)     420            12,496,708           12,472,784
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Reserve capital (86)        430                   364                  364
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
     statutory reserves     431                   364                  364
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
     reserves formed in
accordance with foundation  432                     -                    -
     documents
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Social fund (88)            440                     -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Special-purpose financing
and receipts (96)           450                     -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Retained earnings of
previous years (88)         460             6,797,055            6,797,894
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Uncovered losses of
previous years (88)         465                     -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Undistributed profit of
the reporting year (88)     470                     -            1,247,986
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Uncovered losses of the
reporting year (88)         475                     -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
TOTAL for Section III       490            19,296,556           20,521,457
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
                IV. LONG-TERM LIABILITIES
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Loans and credits
(92, 95)                    510               847,687              865,978
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
bank credits repayable more
than 12 months after        511                     -                    -
the reporting date
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
loans repayable more than
12 months after the         512               847,687              865,978
reporting date
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Other long-term liabilities 520             6,444,195            6,042,022
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
TOTAL for Section IV        590             7,291,882            6,908,000
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
                V. SHORT-TERM LIABILITIES
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Loans and credits (90, 94)  610             3,667,780            3,720,848
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
bank credits repayable
within 12 months of the     611                50,301               50,301
reporting date
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
loans repayable within 12
months of the reporting     612             3,617,479            3,670,547
date
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Accounts payable            620            10,303,024           10,399,859
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
suppliers and contractors
(60, 76)                    621             7,351,772            7,495,474
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
bills of exchange payable
(60)                        622                     -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
amounts owed to subsidiaries
and dependent companies (78) 623                    -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
amounts owed to employees
(70)                         624               54,609              107,019
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
amounts owed to state
extrabudgetary fund (69)     625                9,976               37,848
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
amounts owed to the budget
(68)                         626              718,035              502,311
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
advances received (64)       627              319,298              173,261
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
other creditors              628            1,849,334            2,083,946
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Income payable to
participants (founders) (75) 630               47,593               35,480
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Deferred income (83)         640              342,294              342,744
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Provisions for expenses
(89)                         650                    -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Other short-term liabilities 660                    -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
TOTAL for Section V          690            14,360,691           14,498,931
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
BALANCE (sum of lines
490 + 590 + 690)             700            40,949,129           41,928,388
------------------------ ---------- ----------------------- --------------------


                                    STATEMENT
                        OF ASSETS ON OFF-BALANCE ACCOUNTS

------------------------ ---------- ----------------------- --------------------
Item                      Line code   At the beginning of     At the end of the
                                      the reporting period    reporting period
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
1                              2                    3                      4
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Rented fixed assets (001)    910                  1,012                1,012
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
including leased assets      911                      -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Valuables in custody (002)   920                  3,721                3,639
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Consigned goods (004)        930                     43                  248
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Bad debts written off as
losses (007)                 940                  6,345                6,345
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Received security for
obligations and payments
(008)                        950                132,165              132,165
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Issued security for
obligations and payments
(009)                        960                613,277              339,783
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Depreciation of housing
(014)                        970                221,803              221,803
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Depreciation of amenities
and similar facilities (015) 980                    670                  670
------------------------ ---------- ----------------------- --------------------

                         STATEMENT OF PROFIT AND LOSSES



as of March 31, 2003

Organization: OJSC Rostelecom

Taxpayer Identification Number:

Type of Activity: Telecommunications

Organizational and legal form/ form of ownership:

Open joint-stock company

Unit of measure: Thousand rubles



------------------------ ---------- ----------------------- --------------------
Item                     Line code    For the reporting        For the same
                                            period             period of the
                                                               preceding year
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
1                             2                3                      4
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
       I. Income and expenses for usual activities
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Proceeds (net) from sale
of goods, products, work,    010                 6,362,770            4,986,056
services (less the VAT,
excises, and similar obligatory
payment)
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Cost price of goods,
products, work, and service
sold                         020                (4,145,247)          (2,914,483)
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Gross profit                 029                  2,217,523            2,071,573
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Trading costs                030                          -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Management costs             040                          -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Profit (loss) from sales
(lines (010-020-030-040))    050                  2,217,523            2,071,573
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
            II. Operating income and expenses
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Interest receivable          060                     31,252               41,698
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Interest payable             070                   (64,606)            (108,300)
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Income from participation
in other organizations       080                      2,320               11,970
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Other operating income       090                  2,906,110            1,055,684
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Other operating expenses     100                (3,318,178)          (1,296,303)
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
           III. Non-sales income and expenses
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Non-sales income             120                    525,059              189,716
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Non-sales expenses           130                  (505,691)            (328,708)
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Profit (loss) before tax
(lines (050+060-070+080+     140                  1,793,789            1,637,330
090 - 100 + 120 - 130))
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Tax on profit and other
similar compulsory payments  150                  (538,758)            (427,193)
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Profit (loss) from usual
activities                   160                  1,255,031            1,210,137
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
          IV. Extraordinary income and expenses
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Extraordinary income         170                          -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Extraordinary expenses       180                    (7,045)                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Net profit (undistributed
profit (loss) for the        190                  1,247,986            1,210,137
reporting period)
(lines (160 + 170 - 180))
------------------------ ---------- ----------------------- --------------------


                       INDIVIDUAL INCOME AND EXPENSE ITEMS

------------------------------------------- ------------------------------------
Item                            Line         For the         For the same
                                code    reporting period        period
                                                           of the preceding year
------------------------------------------- ------------------------------------
------------------------------------------- ----------------- ------------------
                                        profit       loss  profit          Loss
------------------------------------------- ----------------- ------------------
------------------------------------------- ----------------- ------------------
Fines, penalties,  and charges   210       198       (66)  11,673          (181)
acknowledged   by   payer   or
payable    pursuant   to   the
decision of a court  (arbitral
tribunal)
------------------------------------------- ----------------- ------------------
------------------------------------------- ----------------- ------------------
Accumulated income (loss)        220   389,178  (363,849)  10,479      (141,924)
------------------------------------------- ----------------- ------------------
------------------------------------------- ----------------- ------------------
Compensation     for    losses   230       250      (159)     601           (74)
caused  by  nonperformance  or
undue      performance      of
obligations
------------------------------------------- ----------------- ------------------
------------------------------------------- ----------------- ------------------
Exchange-rate  differences  in   240   130 867   (64,303) 165,003      (156,387)
foreign-exchange operations
------------------------------------------- ----------------- ------------------
------------------------------------------- ----------------- ------------------
Reduction  of  cost  price  of   250      -           -       -          -
manufacturing   inventory   by
the   end  of  the   reporting
period
------------------------------------------- ----------------- ------------------
------------------------------------------- ----------------- ------------------
Write-off of  receivables  and   260        14       106     (488)
payables  upon  expiration  of
limitation period
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